12027042



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# FORM 1-A

# REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SINGER FINANCIAL CORP.
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

1708 Locust Street, Philadelphia, Pennsylvania 19103 215/ 893-9722
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Salvo Rogers & Elinski
Attn: Eric Silberstein, Esq.; 510 Township Line Rd., Blue Bell, PA 19422
215/ 653-0110
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7398
(Primary standard Industrial Classification Code Number)

23-2710000
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## GENERAL INSTRUCTIONS

### I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

### II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

### III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

______________, 2012

OFFERING STATEMENT

Item 1. Cover Page

**$5,000,000**

# Singer Financial Corp.

**Subordinated Investment Certificates**
**with Maturities of 12 Months up to 180 Months from Date of Issue**

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (this "Offering") of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the "Certificates") of Singer Financial Corp., a Pennsylvania corporation (the "Company"). The Company's principal executive offices are located at 1708 Locust Street, Philadelphia, Pennsylvania 19103.

The Certificates are non-negotiable and will be issued in the minimum amount of $1,000 and in any amount greater than $1,000. The Certificates will be offered in certain maturities ranging from 12 to 180 months from the date of issue and will pay a fixed interest rate. The Company will typically issue Certificates on the same or next business day after the subscriber's payment check is accepted by the Company and cleared by the Company's bank. See "Securities Being Offered," page 17. The interest rate for each Certificate varies according to the maturity term of the Certificate. See "Securities Being Offered," page 17 and "Interest Rates and Payment," page 18. The Company anticipates that the annual interest rates on the Certificates will range between a minimum rate of four percent (4%) and a maximum rate of ten percent (10%). The various interest rates which are offered by the Company will change from time to time in response to (i) changes in the current Constant Maturity Treasury Bill Monthly Average Yield (the "T-Bill Yield") data obtained from the Federal Reserve Board, or a similar credible source, and (ii) an increase or decrease in the premium we will pay over the applicable T-Bill Yield in certain maturities as determined by the Company. The Company anticipates that any such increased or decreased premium will not vary by more than two percent (2%) from the rate offered initially for the applicable maturity.

The interest rates for newly issued Certificates are set on the first Monday of each month at the start of business based on the T-Bill Yields that day. Such rates will remain in effect until the maturity date of the Certificate unless called sooner by the Company for redemption. See "Redemption," page 20. Interest is paid on all Certificates issued between the start of business on that Monday and the close of business on the last Friday of that month. Interest is calculated and accrues daily.

The Company is offering the Certificates directly to investors through its own employees on an on-going and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution," page 8.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS," PAGE 5.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

**Item 2. Distribution Spread**

| | Price to Public | Underwriting discount and commissions | Proceeds to issuer or other persons |
|---|---|---|---|
| Per Certificate | $1,000 or greater | 0% | $1,000 or greater |
| Total | $5,000,000 | $0 | $5,000,000 |
| Total Minimum | No minimum | $0 | No minimum |
| Total Maximum | $5,000,000 | $0 | $5,000,000 |

Offering expenses borne by the Company are estimated to be approximately Forty Thousand Dollars ($40,000).

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include, without limitation, the Company's determination that such transfer may result in a violation of state, Federal, or other applicable securities law.

The Company reserves the right to withdraw or terminate the Offering at any time and may reject any offer to purchase Certificates in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

---

The date of this Offering Statement is __________, 2012.

## TABLE OF CONTENTS



THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where this Offering is not permitted.

**Item 3. Risk Factors**

Any statements made in this Offering Statement that are not based on historical fact are "forward-looking" statements. Any forward-looking statements made in this Offering Statement represent, as of the date of this Offering Statement, management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions including, without limitation, the following risk factors:

**No Public Market for the Certificates**

Prior to this Offering, there has been no trading market for the Certificates, and it is not expected that a trading market for the Certificates will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

**Absence of Insurance and Regulation**

Unlike certificates of deposit issued by banks or savings and thrift institutions, the Certificates are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the Company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject.

**Factors Affecting the Company's Ability to Repay Certificates**

The Company's revenues from operations, working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the on-going payments of interest on the Certificates. There can be no assurance that the Company will be able to pay the on-going interest on the Certificates and/or to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

**Lack of Security and Subordination of Debt Represented by Certificates**

The Certificates are not secured by the mortgages the Company obtains in connection with the making of commercial loans or by any other assets of the Company or its borrowers. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future indebtedness of the Company including, without limitation, the Company's bank debt, any indebtedness to the Company's sole stockholder, Paul Singer, and its current liabilities (together, the "Senior Debt"). See

"Use of Proceeds," page 8, "Capitalization," page 9, and "Financial Statements," pages F-1 to F-12.

**Absence of Sinking Fund and Trust Indenture**

The Certificates are unsecured obligations of the Company, and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

**Risks of Making Loans Secured by Real Property**

The Company makes most of its loans based on its appraisal of the fair market value of the real estate offered to collateralize its loans. The Company's current internal credit guidelines for loans to be kept in its portfolio generally provide for a maximum loan-to-value ratio of 50% of the appraised value of the real estate collateral. It is possible that the actual resale value of the property collateralizing such loans may decrease below appraised estimates of value. Further, notwithstanding the loan-to-value ratios currently maintained by the Company, the market value of the real estate underlying the loans may not at any time be equal to or in excess of the outstanding principal amount of the loans. A decrease in market value could result in some or all of the loans being under-collateralized, presenting a greater risk of non-payment in the event of a borrower default. See "Description of Business," page 9 and "Description of Property," page 15.

**Lending and Credit Risks**

The industry in which the Company is doing business is the portion of the financial services industry that makes secured loans to persons and entities which generally are unable to obtain financing from a bank. To the extent that these loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Certificates may be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a limited geographic area, consisting of the Commonwealth of Pennsylvania and the States of New Jersey and Delaware. This practice may subject the Company to the risk that a downturn in the economy in these areas of the country would more greatly affect the Company than if its lending business and its portfolio were more geographically diversified. Borrowers to whom the Company will lend funds may not be able to repay the loans, or the interest due thereon, in which event the ability of the Company to timely repay the principal of or interest on the Certificates may be adversely affected.

**Dependence on Borrowed Funds from Certificates and Other Sources**

The Company's ability to grow through the making of loans depends on the generation of lendable funds through the sale of Certificates. The Company's business plan requires additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings. Since there is no minimum offering amount and the Certificates are not being sold by a "firm commitment" underwriting, the Company cannot predict how much money the Company will raise through this Offering and have available to it for the purpose of making additional loans. Failure to sell a significant amount of Certificates will significantly decrease the Company's ability to make loans.

**Financial Covenants**

The Company has a One Million Five Hundred Thousand Dollar ($1,500,000) line of credit with TD Bank, N.A., of which $731,662 was drawn and outstanding as of December 31, 2011 and the line of credit expires November 1, 2012. An inability of TD Bank to continue this credit facility may limit the Company's ability to make loans and may adversely impact the Company's ability to make interest and principal payments on the Certificates.

**Dependence on Management**

The Company is dependent upon its President and Chief Executive Officer, Paul Singer. The loss of Mr. Singer's services would have a material adverse effect upon the Company's business. See "Employees," page 13.

**Environmental Risks**

In connection with its loans, the Company receives, as at least part of the collateral securing such loans, mortgages on real property. In the event of a default by the borrower in connection with such loans, the Company may exercise its rights under the applicable mortgage(s) including, without limitation, the right to foreclose or otherwise to come into possession of the underlying real estate. Under current law, those actions may make the Company financially responsible for liabilities arising under environmental laws and regulations including, without limitation, liabilities for personal injury, property damage, or liabilities associated with environmental remediation.

**No Escrow of Funds; No Minimum Offering**

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as the Company receives proceeds from the Offering, they will automatically be available for use by the Company. There is no minimum amount that must be raised in order for the Offering to be effective.

### Certificates Subject to Redemption

The Company has the right, in its discretion, at any time, to redeem a Certificate by paying the investor the principal due (that is, the face value of the Certificate plus any amount added by the investor after initial purchase), plus all interest due through the date of redemption, plus a prepayment premium of one-quarter of one percent (0.25%) of the principal amount being redeemed. Thus, holders of Certificates bearing rates of interest significantly above the applicable market rate could lose the benefit of those higher rates if the Company elects to redeem those Certificates before maturity.

### High Level of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company. (See "Description of Business—Competition," page 13)

## Item 4. Plan of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act of 1933, as amended, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and do comply with certain specified limitations when responding to inquiries from, potential purchasers.

The Certificates will be offered on an on-going and continuous basis by the Company, with no minimum amount to be sold (other than the $1,000 investment minimum for each investor) and, therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold.

## Item 5. Use of Proceeds

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

| | Amount | Percentage |
|---|---|---|
| **Total Proceeds** | $5,000,000 | 100.00% |
| **Less: Offering Expenses** | | |
| Commissions & Finders Fees | 0 | 0.00% |
| Legal & Accounting | 0 | 0.00% |
| Printing & Advertising | 0 | 0.00% |

| | | |
|---|---|---|
| **Net Proceeds from Offering** | $5,000,000 | 100% |
| **Use of Net Proceeds** | | |
| Commercial Loans | $5,000,000 | 100% |
| Other Business Uses | 0 | 0% |
| **Total Use of Net Proceeds** | $5,000,000 | 100.00% |

The Company is paying directly for the costs of the Offering; no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for re-payment of currently outstanding certificates or for future repayment of the Certificates issued in connection with this Offering. The Company may temporarily invest proceeds in income producing securities such as Treasury Bills of short maturities, before it disburses funds to make loans.

**Capitalization**

The following table sets forth the capitalization of the Company as of its most recent fiscal year and the capitalization of the Company upon completion of the Offering, assuming that the full dollar amount of Investment Certificates offered hereby are sold:

| | **Amount Outstanding as of 12/31/11** | **Amount Outstanding if All Certificates Are Sold** |
|---|---|---|
| Debt | | |
| Short-term debt | $ 731,662.00 | $ 731,662.00 |
| Long-term debt | $6,474,051.00 | $11,474,051.00 |
| Accounts payable | $ 0.00 | $ 0.00 |
| Demand note payable | $ 0.00 | $ 0.00 |
| **Total debt** | $7,205,713.00 | $12,205,713.00 |
| Stockholders' equity: | | |
| Common stock | $ 600,000.00 | $ 600,000.00 |
| Retained earnings | $1,952,065.00 | $ 1,952,065.00 |
| **Total stockholders' equity** | $2,552,065.00 | $ 2,552,065.00 |
| **Total capitalization** | $9,757,778 | $14,757,778 |

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

**Item 6. Description of Business**

The Company is engaged in two lines of business: It makes direct business loans to commercial borrowers and direct residential loans to consumers, and it acts as a broker in connection with the placement of commercial or residential loans. The bulk of the Company's business consists of making loans to commercial borrowers. These loans are secured primarily by real estate located in Pennsylvania, New Jersey or Delaware, although occasionally other kinds of assets are accepted by the Company as collateral. The Company currently funds its direct loans through the issuance of the Certificates and short-term bank borrowings. It also funds the direct loans through the TD Bank $1,500,000 line of credit. The following is a schedule of maturities of the Company's loans as of December 31, 2011 maturing in the next five (5) years:

| Year | Loans Maturing During Year |
|---|---|
| 2012 | $1,595,932 |
| 2013 | $1,391,690 |
| 2014 | $ 267,711 |
| 2015 | $ 337,972 |
| 2016 | $1,796,655 |
| Total | $5,389,960 |

The Company also has $516,451.35 of loans maturing after 2016.

The Company carries on its books $193,263 of unamortized origination costs with respect to these loans. These costs are included in the principal amounts shown to be due.

Management of the Company also anticipates that, in certain circumstances, the Company may purchase commercial loans made by other lenders, although the Company currently has no such loans in its portfolio. The Company is not required by law to obtain a license to make commercial loans or purchase existing commercial loans, although the Company is required by law to have a license to act as a residential mortgage banker. The Company's mortgage banker's license enables it to make consumer loans. Commercial loans are loans made to individuals, corporations or other business entities for use by such persons, firms or entities in the conduct of their businesses. The Company expects to continue to act as a mortgage broker after the Offering in addition to its commercial lending activities. The Company receives one percent to five percent (1%-5%) of the amount financed as a brokerage fee for such services. The Company does not currently have any plans to engage in any line of business other than mortgage lending and mortgage brokerage.

The criteria the Company typically uses to determine the creditworthiness of prospective borrowers include, without limitation, a personal interview, credit report, analysis of tax returns, employment verifications, and personal and business references. The Company itself usually makes evaluations or appraisals of proposed real estate collateral, although independent appraisals are obtained when the Company is unable to establish a property's market value independently or when requested to do so by its bank. In any event, the Company expects to lend a borrower no more than fifty percent (50%) of the borrower's equity in the estimated market or salvage value of the property securing the loan. The term of the Company's loans averages approximately five (5) years and may involve the payment of interest only or may provide for principal amortization on a fifteen (15)-year amortization schedule, in each case with a lump sum payment due after three (3) to five (5) years.

The Company has made and intends to continue making direct business and individual loans on the basis of management's judgment as to the value of the real estate which is offered to secure the loan, as well as the creditworthiness of the borrower, also taking into account such factors as the borrower's equity in the real property, stability of income, credit rating, and total indebtedness. The Company's currently requires loans which it makes to have a Ten Thousand Dollar ($10,000) minimum principal amount and a One Million Two Hundred Fifty Thousand Dollar ($1,250,000) maximum principal amount, with a minimum annual interest rate of ten percent (10%) which is adjusted (upward or downward, but not below 10%) in accordance with changes in the prime rate. There is no formula by which the Company sets interest rates or fees. The Company sets interest rates based on a number of external factors including, without limitation, the current prime rate being charged by leading banks, the average yield on certificates of deposit, general market conditions including loan demand, borrower credit, and the Company's cost of funds. Rates currently range from twelve percent (12%) to sixteen percent (16%), with an origination charge of five percent (5%) to ten percent (10%) of the amount borrowed at the beginning of the loan. Commercial loan brokerage fees also depend on market conditions, and range from one percent (1%) to five percent (5%).

The Company restricts its lending to loans that are secured by real estate, supplemented in some cases by other collateral including, but not limited to, business equipment, licenses and vehicles, which is considered in addition to the value of the real estate the borrower is able to pledge and requires a loan-to-pledged real estate value ratio of approximately fifty percent (50%). In its nearly twenty (20)-year history, the Company has always been able to collect amounts due under non-performing loans because of its lending standards and collateral coverage.

Environmental studies of real estate that is intended to secure loans also are obtained at the discretion of the Company's management before the Company makes a loan. The borrower pays the cost of any such appraisals or studies. The borrower chooses an environmental consultant to provide an environmental report from a list of consultants approved by, but not affiliated with, the Company. The determination as to whether an environmental investigation or report will be required is made by the Company on a case-by-case basis, taking into account such considerations as the past, present and future use of the property. The Company does not normally obtain environmental insurance with respect to properties upon which it holds a mortgage. In some instances, the Company conducts further environmental investigation or analysis prior to exercising any foreclosure rights under a mortgage or otherwise taking possession of a particular piece of real property. Based on the results of that investigation or analysis, the Company may choose not to foreclose on or otherwise take possession of the property.

The mortgages the Company obtains in connection with its commercial loans are either first mortgages or mortgages subordinate to an existing lien. The Company applies the same lending standards whether its loan is secured by a first or subordinate mortgage. The mortgages granted to the Company by its borrowers contain standard and customary provisions, such as provisions granting the Company the right to recover its attorneys' fees and other costs and expenses in the event of a default. The mortgage also requires the borrower to obtain adequate liability insurance on the property and to pay all taxes thereon.

The Company intends to maintain the current $1.5 Million line of credit with TD Bank or another commercial bank and to borrow funds under it to make additional commercial loans.

**Loan Portfolio**

The Company's loan portfolio consists only of loans secured by real estate. The large majority of collateral properties are located within a 100-mile driving radius of Philadelphia, Pennsylvania. The Company requires a ratio between property value and the loan amount of approximately 2:1. In its entire twenty (20)-year history, the Company has not written off any of its loans, and has been able to collect all amounts due by realizing on its collateral. No assurance can be given that this performance will continue into the future, but the Company intends to continue to enforce the same standards of lending, including required collateral coverage, for all new loans. The Company avails itself of all traditional debt collection methods to collect on its collateral in the event of borrower default including, without limitation, mortgage foreclosure proceedings.

The Company has approximately $589,269 principal amount of loans in non-accrual status (meaning that principal and interest on these loans are not currently being paid). The Company is holding approximately $2,095,000 of collateral as security for these loans, as a result of which management does not anticipate any material financial loss on any of them.

The Company's loan portfolio is not concentrated on any one borrower or industry, although its borrowers are mainly located within a 100-mile driving radius of Philadelphia.

The Company is aware of the recent increase in the number of residential mortgage foreclosures in the market in the Philadelphia area. As a result, the Company is focusing on making mainly commercial loans until the residential real estate market rebounds and the number of residential mortgage foreclosures in the area levels off. The Company's current loan portfolio contains, and will, for the foreseeable future, continue to contain, a large majority of commercial loans.

**Current Market Conditions**

The Company is in a position to benefit from the present turmoil in the lending markets. While many lenders have been forced to withdraw from the market, or limit loan availability, the Company has been able to use its committed financial base (from investment certificates sold in the past) to make loans on an on-going basis.

**Employees**

The Company has three (3) full-time employees. None of the Company's employees is subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees. Mr. Singer has an Employment Agreement with the Company that continues year-to-year unless terminated on at least 30 days' prior notice. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company, and obligates him not to engage in any investments or activities that compete with the Company during the term of the Agreement and for a period of one year thereafter.

**Competition**

Historically, the Company's business has been highly competitive. Many financial institutions and other entities are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater financial, marketing and administrative resources than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company. However, the recent market crisis has forced many of our principal competitors to withdraw from our market. The Company believes that new direct competitors will appear when the lending market recovers. The Company continues to face strong competition from banks, credit unions, other finance companies, thrift institutions, issuers of credit cards, and others, including retailers, who extend credit to the public. Strong competition from larger and better-known competitors may cause the Company to lower its credit standards if the Company is unable to find enough borrowers that meet its lending standards. The Company believes that its current credit standards are as conservative as its competitors' and that the interest rates that the Company receives on loans that it makes are higher than its competitors'. Lenders compete, among other ways, through advertising, the size and length of the loan that the lender is willing to make, the interest rate and other types of finance and service charges, the nature of the risk that the lender is willing to assume, and the type of collateral, if any, required by the lender. The Company believes that it is and will be able to compete in this industry because it is able to act promptly and efficiently to consider a loan request and because of its familiarity with real estate values in its market area. The Company's commercial lending business may be affected by potential downturns in the real estate market and rising interest rates. If the value of the real estate market declines, the value of the security (the mortgages) held by the Company will be jeopardized. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of their real estate. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards or may not seek loans from the Company. In addition, in order to obtain funds, the Company may be forced to pay higher interest rates.

The Company is not aware of other competitors who sell comparable investment certificates pursuant to the United States Securities and Exchange Regulation A within Pennsylvania, New Jersey and Delaware, but the Company faces substantial competition in its business of selling Investment Certificates from banks and savings banks and other lenders, particularly from those who sell notes or other debt securities to fund commercial lending activities similar to the Company's, such as Internet banks ING Direct and E-Trade Bank. Although the local average saving rate of interest on five (5) year certificates offered in the Philadelphia region range between is [0.34%] and [1.50%] per bankrate.com as of the date of this Offering, many of our competing banks offer an additional inducement to investors in the form of a higher yield. Currently, interest rates appear to stay flat and we anticipate that the Company's Investment Certificates may continue to be attractive to investors because of their relatively higher interest rates.

In general, there may be a negative impact on the Company if money remains available at low rates for any extended period of time such that potential borrowers are able to obtain financing at lower rates than the Company offers. The Company, however, believes that its competitive position is not greatly affected by interest rate changes because it markets its loans to a limited market consisting of those who will likely be subject to borrowing at higher than normal rates.

**Intellectual Property**

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary. Pursuant to his Employment Agreement with the Company, Paul Singer has agreed not to divulge any of the Company's confidential or proprietary information (such as lending standards, marketing plans or customer lists) to any other person or entity. The agreement also obligates him to not engage in any investments or activities that will compete with the Company during the term of that agreement and for a period of one year thereafter. The Company intends to require any other key employees or consultants to sign non-disclosure or non-competition agreements with substantially similar restrictions. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

**Regulation**

Extensive federal and state regulations affect the Company's businesses. The Company's mortgage brokerage and business lending activities must adhere to various federal and state laws affecting non-bank financial institutions including, without limitation: the Truth-in-Lending Act; the Equal Credit Opportunity Act; Electronic Funds Transfer Act; the Money Laundering Suppression Act; the Bank Secrecy Act; and the Fair Credit Reporting Act. Various states have laws regulating usury. The Company has a mortgage banker license in Pennsylvania.

**Legal Proceedings**

There is no past, pending or, to our knowledge, threatened, litigation which has had or may have a material adverse effect upon the Company's business, financial condition or operation. The Company has, however, been involved with two administrative proceedings in the last five (5) years, both of which adversely affected the Company's business and both arising out of prior Regulation A offerings.

The Company's May 25, 2005 Regulation A offering expired on May 24, 2007. The offering of investment certificates was qualified in, among other jurisdictions, Pennsylvania, and that qualification expired on February 28, 2007 but the Company continued to market and sell securities in Pennsylvania until May 24, 2007. The Company should have renewed its registration in Pennsylvania as of March 1, 2007, but inadvertently failed to do so. On June 26, 2007, the Pennsylvania Securities Commission issued a Summary Order to Cease and Desist ordering the Company to offer rescission to three purchasers who purchased an aggregate of $23,000 of Investment Certificates after the expiration of the Pennsylvania filing. The Company made the required offer to the three investors, none of whom accepted it.

On June 6, 2008, the Company commenced an offering to sell securities in New Jersey. The offering was initially filed with the United States Securities and Exchange Commission as a Regulation A exemption and, to register the securities in New Jersey, the Company had to file a registration by qualification. Between July 24, 2009 and October 1, 2009, before the New Jersey Bureau of Securities qualified the offering, the Company sold sixteen (16) investment certificates to eleven (11) investors based upon a misunderstanding that the offering was approved in New Jersey as a result of the qualification under Regulation A. The Company cooperated with the investigation by the

New Jersey Bureau of Securities and paid a Five Thousand Dollar ($5,000) civil penalty. The offering was subsequently declared effective in New Jersey.

**Item 7. Description of Property**

The Company's principal executive offices are on the ground floor of a three-story building located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased in 1997 for $325,000. The Company has granted to TD Bank a mortgage on its property at 1708 Locust Street as security for a $1.5 Million line of credit. As of December 31, 2011, $731,662 was outstanding under this line of credit. The Company leases the remaining space in the building to Paul Singer's wife for $1,500 per month as a residence for Mr. Singer and his family under a lease that expires May 1, 2017. The Company believes that the lease amount approximates the fair rental value of the portion of the property leased.

**Item 8. Directors, Executive Officers, and Significant Employees**

Paul Singer is the president, secretary, and treasurer of the Company and is its sole director. Mr. Singer, the Company's sole shareholder, has served in those positions since the Company's inception in 1992. Mr. Singer received a B.S. Degree in Finance from Philadelphia College of Textiles and Science (now Philadelphia University) in 1988.

Before forming the Company in October 1992, Mr. Singer was a mortgage broker with Treecorp Financial Inc. From October 1990 through August 1992, Mr. Singer brokered residential and commercial loans. From 1988 to 1990, Mr. Singer was employed by Scott Finance Company and Scott Consumer Discount Co., where he managed all phases of the business. Mr. Singer's father, Mr. Michael Singer, owns Scott Finance Company and Scott Consumer Discount. Those companies were involved in the businesses of commercial and consumer loans, respectively, with loans ranging in size from $10,000 to $200,000, all secured by real estate. From 1986 to 1988, Mr. Singer was the founder and President of Credit Recovery System and Collection Agency, which specialized in collecting delinquent accounts for small businesses. Additionally, from 1988 to 1996, Mr. Singer was a member of the Board of Directors of the Market Street Building and Loan Association, which is a thrift institution located in Philadelphia, Pennsylvania and owned by Mr. Singer's father, Michael Singer.

**Item 9. Remuneration of Directors and Officers**

Paul Singer is a party to an Employment and Non-Competition Agreement with the Company that renews each January 1st for one (1)-year terms unless either party elects to terminate it. Under this Agreement, Mr. Singer is entitled to receive base compensation of up to $75,000 each year and receive such bonuses as may be awarded to him by the Board of Directors. Bonus awards are based on the Company's profitability and are limited to 25% of the Company's net earnings in any year. In addition, no bonus is payable if such payment would impair the Company's ability to repay the Investment Certificates as they become due or results in a loss to the Company. Mr. Singer received bonuses of $30,000 in 2009, $0 in 2010 and $0 in 2011. The Company has obtained a key man life insurance policy on Mr. Singer in the amount of $1,000,000. This policy remains in effect through November 25, 2017.

### Item 10. Security Ownership of Management and Certain Shareholders

Paul Singer is the registered and beneficial owner of 2,000 shares of Common Stock of the Company, for which he paid $300 each. The shares held by Mr. Singer constitute all of the issued shares of Common Stock of the Company.

### Item 11. Interest of Management and Others in Certain Transactions

The Company has entered into a lease for the portion of its building at 1708 Locust Street that is not used for business purposes with Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $1,500 per month. The lease expires on May 1, 2017. The Company believes that the monthly rental amount approximates the fair rental value of the property.

The Company from time to time advances funds to Mr. Singer, to companies affiliated by common ownership, or to a company owned by a relative of Mr. Singer. These loans are non-interest-bearing. Occasionally, these affiliated companies or Mr. Singer purchase the properties of the Company's foreclosed loans. These affiliated companies then become responsible for the corresponding loan receivable. As of December 31, 2011, these loan bear interest at eight percent (8%) annually. Total interest income from these related loans receivable were $337,846 and $156,447 for the years ended December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011 and 2010, Paul Singer assumed loans receivable and accrued interest of $332,828 and $1,157,493 and from debtors of the Company.

### Item 12. Securities Being Offered

#### Principal Amount and Term

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the "Certificates"). The Certificates will be offered on an on-going and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company. Certificates may be purchased in a minimum principal amount of $1,000 or any greater amount. The Certificates are available in the following maturities: 12 months, 36 months, 60 months, 84 months, 120 months, and 180 months. The principal amount of Certificates offered pursuant to this Offering Statement includes possible reinvestment of principal and/or interest by persons who purchased investment certificates from the Company in prior Regulation A offerings and who elect, during the two-year period during which this offering is expected to remain effective, to reinvest principal and/or interest payable to them upon the maturity of their certificates. Any roll-overs will be included within and limited by the $5,000,000 of Investment Certificates available in this Offering. Despite the maximum amount of this Offering, the Company intends to limit the sale of new Investment Certificates to a principal amount that will comply with an eight-to-one ratio of total indebtedness to shareholders' equity. As of December 31, 2011, tangible shareholders' equity was $2,552,065.00, which would permit total indebtedness, including amounts due under the Certificates, of $20,416,520.000. As the Company sells the Certificates, the maximum amount of other indebtedness the Company may incur in order not to exceed the eight-to-one ratio will decrease. As of December 31, 2011, the Company could have issued an additional $13,942,469.00 of Investment Certificates in addition to the $6,474,051 then outstanding (assuming no increase in other debt). The Company will remain within the limit of $5,000,000 applicable to this Offering.

The following table lists the maturities of the outstanding Investment Certificates:

| Year Ending December 31, | Amount (including accrued interest) |
|---|---|
| 2012 | $167,773 |
| 2013 | $955,907 |
| 2014 | $127,072 |
| 2015 | $193,591 |
| 2016 | $506,458 |
| Thereafter | $4,523,250 |

**Interest Rates and Payment**

The interest rate for each Certificate will vary according to the maturity term of the Certificate and the Company's interest in selling more or less Certificates of certain maturities. Certificates with terms of 1, 3 and 5 years will initially be available for sale paying a premium of 4.25% above the applicable T-Bill yield and Certificates with terms of 7, 10 and 15 years will be available for sale paying a premium of 4.75% above the applicable T-Bill yield rate. Thereafter, the Company reserves the right to increase or decrease the interest rate premium for a maturity available for sale at any time, but any such increase of decrease is not anticipated to vary by more than two percent (2%) from the rate offered initially for the applicable maturity.

For purposes hereof, the "T-Bill yield" is defined as the "Constant Maturity Treasury Bill Monthly Average Yield." The source of the T-Bill yield data will be the Federal Reserve, or a similar credible source.

The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T-Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last Friday of that month. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722, by e-mail to paul@singerfinancial.com, or by regular mail to Singer Financial Corp., 1708 Locust Street, Philadelphia, PA 19103, attn: Paul Singer.

For investments in the Certificates in aggregate amounts of less than $10,000, interest will be payable annually or at maturity, at the holder's option. For aggregate investments of $10,000 or more, interest will be payable monthly, quarterly, annually or at maturity, at the Certificate holder's option.

All Certificates are issued in fully registered form as to both principal and interest. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

**How to Purchase Certificates**

The Company will sell the Investment Certificates directly, without an underwriter or selling agent. The Investment Certificates will be sold solely by Mr. Singer who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Singer will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he does not engage in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from, potential purchasers.

To purchase a Certificate, investors should contact:

Paul Singer, President
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

Telephone No. (215) 893-9722 or (877) SINGER-NOW

Website: www.singerfinancial.com

E-mail paul@singerfinancial.com

**Payment or Rollover At Maturity**

When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new fixed-rate subordinated Investment Certificate of the series then being offered by the Company, or at the Company's option, the Company may extend the term of the maturing Certificate for the same term as the maturing Certificate, unless the holder presents the Certificate for payment within 30 days after its maturity date, or the Company gives the holder at least seven (7) days prior written notice that it intends to redeem the Certificate at maturity. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued Certificates of that maturity or, at the Company's option, at the same interest rate as the maturing Certificate. It is expected that the terms of the Company's subordinated Investment Certificates in the future will include similar rollover and extension provisions. This Offering includes an offering to current holders of Investment Certificates whose Certificates mature while this offering is in effect with respect to the roll-over or reinvestment of principal or principal and interest of her or his Investment Certificate upon its maturity. Each Investment Certificate holder will be furnished with an updated copy of this Offering Circular, together with the Company's most recent financial statements prior to the maturity of her or his Investment Certificate. Such notice shall state the then current interest rate and shall include a disclaimer that interest rates change monthly and that the holder should contact the Company by telephone to obtain the interest rate effective as of the date of maturity. The Company will also send one copy of the Company's then current Offering Circular to the holder within 30 days prior to the date of maturity of the certificate if the Company does not send a copy of the then current Offering Circular to all certificate holders at least annually.

(i) Redemption

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed before maturity, the holder will be paid an amount equal to the face value of the Certificate plus any accrued interest through the date of redemption, plus a pre-payment premium of one-half of one percent (0.25%) of the principal amount being redeemed. The Company may redeem the Certificates in part, in which event the holder receives payment of a portion of the face value of the Certificate, as well as accrued interest on the redeemed portion through the date of partial redemption, plus a prepayment premium of one-quarter of one percent (0.25%) of the amount of the Certificate being redeemed. In the event of a partial redemption, the partial redemption applies to all Certificate holders regardless of the Series of Certificate or interest rate thereon. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Certificate holder appearing on the Company's records) of each redemption, specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificate specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

Notwithstanding the foregoing, the Company may, in its discretion, redeem Certificates of one Series without redeeming Certificates of any other Series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same Series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method, which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificate holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Certificates to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Certificate to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Certificate.

(j) Repayment Upon Death

There is no right to have Certificates redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

**Subordination**

The principal due on the Certificates and any accrued interest are subordinated debt. In the event of the Company's bankruptcy or liquidation, holders of the Certificates will be entitled to be paid principal and interest on the Certificates only after the payment in full of all of the Company's other indebtedness for borrowed money or otherwise, whether incurred before or after the issuance of the Certificates, and including the Company's indebtedness to its bank under its line of credit, the Company's indebtedness to affiliates such as Paul Singer, and the Company's indebtedness to trade creditors. There is no limit on the amount of indebtedness that the Company may incur to which the Certificates would be subordinated.

As of December 31, 2011, the amount of indebtedness to which the Certificates would have been subordinated, if then issued, was $731,662. The Company is current on all payments required by senior indebtedness and believes that it is in compliance with all Senior Debt agreement covenants. The Company has granted to TD Bank a mortgage on its property at 1708 Locust Street, Philadelphia as security for a $1.5 Million line of credit. $731,662 was due under this line of credit as of December 31, 2011. The Certificates will be subordinate to this indebtedness.

All Certificates are entitled to payment on a pari passu basis. If all Certificates offered hereby are sold, there would be $11,474,051 of pari passu indebtedness, including $6,474,051 in Certificates that were sold by the Company in previous Regulation A offerings and were outstanding as of December 31, 2011.

**Financial Information Provided to Investors**

In addition to the financial information provided in this Offering Statement, the Company will provide a copy of its audited Financial Statements to all holders of Investment Certificates within 120 days after the end of each fiscal year.

## PART F/S -- FINANCIAL STATEMENTS

The Company's audited financial statements for the years ended December 31, 2011 and 2010 are included in this Offering Statement on pages F-1 through F-12.

WeiserMazars LLP

# Singer Financial Corporation

## Financial Statements

## December 31, 2011 and 2010

MAZARS

WeiserMazars

ACCOUNTING | TAX | ADVISORY

**Independent Auditors' Report**

To the Stockholder and Director of
Singer Financial Corp.

We have audited the accompanying balance sheets of Singer Financial Corp. (the "Company") as of December 31, 2011 and 2010, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Singer Financial Corp. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

March 12, 2012

WeiserMazars LLP
110 Gibraltar Road, Suite 116 – Horsham, Pennsylvania – 19044
Tel: 215.259.1000 – Fax: 215.259.1010 – www.weisermazars.com

**Singer Financial Corp.**
**Balance Sheets**
**December 31, 2011 and 2010**

| | | 2011 | | 2010 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | $ | 27,756 | $ | 162,707 |
| Secured loans receivable: | | | | |
| Loan portfolio | | 5,196,697 | | 3,610,479 |
| Stockholder | | 1,524,388 | | 2,690,886 |
| Affilliates | | 437,171 | | 437,171 |
| Accrued interest receivable | | 70,684 | | 65,705 |
| Due from affiliates | | 944,571 | | 815,069 |
| Due from stockholder | | 948,605 | | 642,481 |
| Prepaid expenses | | 5,905 | | 4,409 |
| Property and equipment, net | | 570,706 | | 605,297 |
| Financing costs, net | | 31,295 | | 50,342 |
| Total assets | $ | 9,757,778 | $ | 9,084,546 |
| **Liabilities and Stockholder's Equity** | | | | |
| Liabilities | | | | |
| Notes payable, bank | $ | 731,662 | $ | 571,565 |
| Subordinated investment certificates | | 6,474,051 | | 5,834,450 |
| | | 7,205,713 | | 6,406,015 |
| Commitments and contingencies | | | | |
| Stockholder's equity | | | | |
| Common stock, no par value; authorized 10,000 shares issued and outstanding 2,000 shares | | 600,000 | | 600,000 |
| Retained earnings | | 1,952,065 | | 2,078,531 |
| Total stockholder's equity | | 2,552,065 | | 2,678,531 |
| Total liabilities and stockholder's equity | $ | 9,757,778 | $ | 9,084,546 |

The accompanying notes are an integral part of these financial statements.

**Singer Financial Corp.**
**Statements of Income**
**Years Ended December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| Income | | |
| Interest | | |
| Interest income | $ 867,437 | $ 801,455 |
| Interest expense | 550,135 | 482,437 |
| Net interest income | 317,302 | 319,018 |
| Brokerage and other fees | 203,529 | 170,467 |
| | 520,831 | 489,485 |
| Operating expenses | | |
| General and administrative | 441,001 | 438,631 |
| Depreciation and amortization | 53,638 | 54,316 |
| | 494,639 | 492,947 |
| Income (loss) from operations | 26,192 | (3,462) |
| Other income (expense) | | |
| Bank interest expense | (14,658) | (6,669) |
| Rental income | 12,000 | 12,000 |
| | (2,658) | 5,331 |
| Net income | $ 23,534 | $ 1,869 |

The accompanying notes are an integral part of these financial statements.

**Singer Financial Corp.**
**Statements of Stockholder's Equity**
**Years Ended December 31, 2011 and 2010**

| | Common Stock | | | |
|---|---|---|---|---|
| | Number of Shares | Amount | Retained Earnings | Total |
| Balance, January 1, 2010 | 2,000 | $ 600,000 | $ 2,076,662 | $ 2,676,662 |
| Net income | | | 1,869 | 1,869 |
| Balance, December 31, 2010 | 2,000 | 600,000 | 2,078,531 | 2,678,531 |
| Net income | | | 23,534 | 23,534 |
| Distributions | | | (150,000) | (150,000) |
| Balance, December 31, 2011 | 2,000 | $ 600,000 | $ 1,952,065 | $ 2,552,065 |

The accompanying notes are an integral part of these financial statements.

**Singer Financial Corp.**
**Statements of Cash Flows**
**Years Ended December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ 23,534 | $ 1,869 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Amortization of loan origination fees | (91,028) | (152,815) |
| Depreciation of property and equipment | 34,591 | 35,270 |
| Amortization of financing costs | 19,047 | 19,046 |
| Increase in accrued interest on stockholder and related party loans | (337,846) | (156,447) |
| Increase in accrued interest on subordinated investment certificates | 375,206 | 176,699 |
| Increase (decrease) in cash attributable to changes in operating assets and liabilities: | | |
| Accrued interest receivable | (12,032) | (13,500) |
| Prepaid expenses | (1,496) | - |
| Net cash provided by (used in) operating activities | 9,976 | (89,878) |
| Cash flows from investing activities | | |
| Loans originated | (2,821,343) | (636,315) |
| Loan fees received | 154,041 | 33,500 |
| Loan payments received | 2,683,509 | 761,384 |
| Advances to stockholder | (306,124) | (129,479) |
| Advances to affiliates | (129,502) | (136,302) |
| Net cash used in investing activities | (419,419) | (107,212) |
| Cash flows from financing activities | | |
| Proceeds of notes payable, bank | 1,275,000 | 100,000 |
| Principal payments on notes payable, bank | (1,114,903) | (36,556) |
| Proceeds from issuance of subordinated investment certificates | 355,281 | 422,875 |
| Principal payments on subordinated investment certificates | (90,886) | (233,217) |
| Stockholder's distributions | (150,000) | - |
| Net cash provided by financing activities | 274,492 | 253,102 |
| Net (decrease) increase in cash | (134,951) | 56,012 |
| Cash | | |
| Beginning | 162,707 | 106,695 |
| Ending | $ 27,756 | $ 162,707 |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for interest | $ 188,372 | $ 489,106 |

Supplemental disclosure of noncash investing and financing activities
Loans receivable plus accrued interest receivable totaling $332,828 and $1,157,493 were assumed by the stockholder of the Company during the years ended December 31, 2011 and 2010, respectively.

The accompanying notes are an integral part of these financial statements.

## 1. Summary of Significant Accounting Policies

### Nature of Business

Singer Financial Corp. (the "Company") makes, holds, and services commercial loans to customers in Pennsylvania, New Jersey and Delaware. The Company is a broker of commercial mortgage loans and a licensed broker of residential mortgages in Pennsylvania, and is subject to the risk associated with the real estate and mortgage loan markets in those areas.

### Variable Interest Entities

Variable interest entities (VIEs) are primarily entities that lack sufficient equity to finance their activities without additional subordinated financial support from other parties or whose equity holders as a group lack certain power, obligations, or rights. All VIEs with which the Company is involved are evaluated to determine whether the Company has a controlling financial interest in the VIE and is, therefore, the primary beneficiary of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The stockholder has a controlling financial interest in certain entities, including Leah One, Inc., Julia Two Corporation, and Vass, Inc. The Company has concluded that all three companies are VIEs, but do not require consolidation as Singer Financial Corporation is not the primary beneficiary.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

### Loans Receivable and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees net of direct costs are deferred and amortized to interest income over the term of the loans using the interest method. Unamortized amounts are recognized in income when the loans are sold or paid in full.

Loans go on non-accrual status after one hundred and twenty days with no payments. Interest is accrued on these loans for a maximum of ninety days. An allowance for credit losses is provided as necessary based upon the expected collectability of loans outstanding. All loans receivable are collateralized by the underlying real estate. At December 31, 2011 and 2010, no allowance for credit losses was deemed necessary since collateral values, based on management's appraisals, were considered adequate to cover outstanding loan balances.

Loans are transferred to the stockholder or affiliated companies (that are owned by the stockholder) when the stockholder or affiliated companies purchase the properties and assume the mortgage that the Company is holding. The loans are still collateralized by the real estate now owned by these related parties.

### Property and Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 40 years).

**Financing Costs and Amortization**
Financing costs of $174,360 at December 31, 2011 and 2010, incurred in connection with the public offering of subordinated investment certificates, are being amortized on a straight-line basis over the average term of the certificates. Amortization expense was $19,047 and $19,046 for the years ended December 31, 2011 and 2010, respectively. Total accumulated amortization for the years ended December 31, 2011 and 2010 was $143,065 and $124,018, respectively.

**Interest Income**
Interest income from loans receivable is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review of the receivables will cause earlier suspension if collection is doubtful.

**Advertising Costs**
Advertising costs are expensed as they are incurred. Total advertising costs, included in general and administrative expenses, were $17,241 and $23,205 for the years ended December 31, 2011 and 2010, respectively.

**Income Taxes**
The Company has elected to be an S Corporation under the provisions of the Internal Revenue Code and the Pennsylvania S Corporation Statute. As a result, income and losses of the Company are passed through to its stockholder for Federal and state income tax purposes. Accordingly, no provision is made for Federal or state income taxes. The Company files income tax returns in the U.S. Federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. Federal and state income tax examinations by tax authorities for years before 2008.

**Subsequent Events**
The Company has evaluated subsequent events through March 12, 2012, which is the date these financial statements were available for issuance. All subsequent events requiring recognition as of December 31, 2011, have been incorporated in these financial statements.

**2. Loans Receivable, Portfolio**

| | 2011 | 2010 |
|---|---|---|
| Real estate secured loans | | |
| Current | $ 4,800,691 | $ 2,899,460 |
| On nonaccrual status | 589,269 | 841,269 |
| | 5,389,960 | 3,740,729 |
| Unamortized origination costs (fees), net | (193,263) | (130,250) |
| | $ 5,196,697 | $ 3,610,479 |

At December 31, 2011, the contractual maturities of real estate secured loans receivable are as follows:

| | 2012 | 2013 | 2014 | 2015 | 2016 | Total |
|---|---|---|---|---|---|---|
| Real estate secured loans | $ 1,595,932 | $ 1,391,690 | $ 267,711 | $ 337,972 | $ 1,796,655 | $ 5,389,960 |
| Unamortized origination fees, net | (66,631) | (49,021) | (31,144) | (27,826) | (18,641) | (193,263) |
| | $ 1,529,301 | $ 1,342,669 | $ 236,567 | $ 310,146 | $ 1,778,014 | $ 5,196,697 |

It is anticipated that a substantial portion of the loan portfolio will be renewed or repaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

**3. Loans Receivable, Related Parties**

| | 2011 | 2010 |
|---|---|---|
| Real estate secured loans | | |
| Stockholder | $ 1,519,552 | $ 2,690,886 |
| Unamortized origination fees | 4,836 | - |
| | 1,524,388 | 2,690,886 |
| Affiliates | 437,171 | 437,171 |
| | 1,961,559 | 3,128,057 |
| Unsecured loans | | |
| Affiliates | 944,571 | 815,071 |
| Stockholder | 948,605 | 642,481 |
| | $ 3,854,735 | $ 4,585,609 |

**4. Property and Equipment**

| | 2011 | 2010 |
|---|---|---|
| Land | $ 66,977 | $ 66,977 |
| Auto | 65,909 | 65,909 |
| Building | 267,907 | 267,907 |
| Building improvements | 206,289 | 206,289 |
| Leasehold improvements | 193,298 | 193,298 |
| Office furniture and equipment | 47,255 | 47,255 |
| | 847,635 | 847,635 |
| Less accumulated depreciation | 276,929 | 242,338 |
| | $ 570,706 | $ 605,297 |

**5. Notes Payable, Bank**

| | 2011 | 2010 |
|---|---|---|
| Note payable, advances under a $1,500,000 line of credit; interest payable monthly at prime rate, with a floor of 3.75%, (an rate of 4.0% at December 31, 2010); collateralized by the building and equipment. The line expires November 1, 2012. | $ 731,662 | $ 567,458 |
| Note payable, auto loan payable in monthly installments of including interest at 6.9%, repaid in 2011. | - | 4,107 |
| | $ 731,662 | $ 571,565 |

At December 31, 2011, maturities of notes payable, bank are as follows:

| Year Ending December 31, | |
|---|---|
| 2012 | $ 731,662 |

## 6. Subordinated Investment Certificates

The Company has authorized the issuance through a public offering (as amended), under Regulation A of the Securities Act of 1933, of an aggregate of $5,000,000 of subordinated investment certificates. The certificates mature at various dates from one year to fifteen years after issuance, and bear interest at 1% over the rates paid by certain banks on similar certificates, with a minimum of 5.5% and a maximum of 11%. The minimum and maximum interest rates may be adjusted, from time to time, according to current business and market conditions. The certificates are subordinated to the Company's indebtedness for borrowed money whether incurred before or after the issuance of the certificates. The Company has the option to call any certificate for redemption before maturity with prior written notice by registered mail not less than 30 days before redemption.

Certificates outstanding at December 31, 2011 mature as follows:

| Years Ending December 31, | Amount (including accrued interest) | Interest Rate (%) |
|---|---|---|
| 2012 | $ 167,773 | 5.5 - 10.25 |
| 2013 | 955,907 | 5.0 - 9.5 |
| 2014 | 127,072 | 6.5 - 8 |
| 2015 | 193,591 | 5.7 - 11 |
| 2016 | 506,458 | 7.8 - 11 |
| 2017 | 172,629 | 6.6 - 8 |
| 2018 | 962,620 | 9 - 10 |
| 2019 | 548,596 | 8.1 - 9.5 |
| 2020 | 180,451 | 7 - 9 |
| 2021 | 1,247,172 | 9 - 10 |
| 2022 | 15,132 | 9 |
| 2024 | 527,074 | 8.9 - 9.3 |
| 2025 | 451,023 | 8.2 - 9.2 |
| 2026 | 418,553 | 7.9 - 9.2 |
| | $ 6,474,051 | |

## 7. Related Party Transactions

The Company advances funds to the stockholder, to companies affiliated by common ownership, or to a company owned by a relative of the Company's stockholder. These loans are noninterest-bearing.

Occasionally, these affiliated companies or the stockholder purchase the properties of Singer Financial Corp.'s foreclosed loans. These affiliated companies then become responsible for the corresponding loan receivable. As of December 31, 2011, these loans bear interest at 8% annually. Total interest income from these related loans receivable were $337,846 and $156,447 for the years ended December 31, 2011 and 2010, respectively.

The Company leases certain of its facilities to its stockholder under a year-to-year lease, expiring May, 2012. For each of the years ended December 31, 2011 and 2010, rental income was $12,000.

The stockholder leases office space to the Company under a year-to-year lease, at a monthly rent of $750. Rent expense was $9,000 for each of the years ended December 31, 2011 and 2010.

During the years ended December 31, 2011 and 2010, the stockholder assumed loans receivable and accrued interest of $332,828 and $1,157,493, respectively, from debtors of the Company.

## 8. Contingent Liabilities

The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, are without merit if not covered, or in the event of unfavorable disposition, would not have a material effect on the financial position, results of operations or cash flows of the Company.

www.weisermazars.com

**EXHIBIT INDEX**

| Exhibit Number | Description |
|---|---|
| (2) | Charter and by-laws of Singer Financial Corp. |
| | |
| 6(c) | Employment and Non-Competition Agreement with Paul Singer, Chief Executive Officer of Singer Financial Corp. |
| | |
| 10(a) | Consent of WeiserMazars LLP |
| | |
| 11 | Opinion of Salvo Rogers & Elinski |

**Exhibit 2**

Charter and by-laws of Singer Financial Corp.

[on following page]

9279- 124

Microfilm Number________

Entity Number 2129954

Filed with the Department of State on OCT 19 1992

[signature]

Secretary of the Commonwealth

# ARTICLES OF INCORPORATION

DSCB:15-1306 (Rev 89)

**The type of domestic corporation is:**

X **Business-stock** (15 Pa. C.S. § 1306)

____ **Professional** (15 Pa. C.S. § 2903)

1. The name of the corporation is:

SINGER FINANCIAL CORP.

This corporation is incorporated under the provisions of the Business Corporation Law of 1988.

2. The address of this corporation's initial registered office in this Commonwealth is:

1204 Walnut Street, 2nd Floor
Philadelphia, PA 19107 County of Philadelphia

3. The aggregate number of shares authorized to be issued is:

1,000 Shares Without Par Value

4. The name and address of the incorporator is:

R. W. Worthington 105 N. Watts Street
Philadelphia, PA 19107

[signature]
R. W. Worthington

10/16/92
Date

9771- 368

Microfilm Number_______________ Filed with the Department of State on SEP 24 1997

Entity Number 2129954

[signature]

Secretary of the Commonwealth

# ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION

DSCB:15-1915 (Rev 90)

In compliance with the requirements of 15 Pa.C.S. § 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1. The name of the corporation is: Singer Financial Corp.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) 1708 Locust Street — Philadelphia — PA — 19103 — Philadelphia
Number and Street — City — State — Zip — County

(b) c/o: ____________________
Name of Commercial Registered Office Provider — County

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The statute by or under which it was incorporated is: Business Corporation Law of 1988

4. The date of its incorporation is: October 19, 1992

5. (Check, and if appropriate complete, one of the following):

X The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

___ The amendment shall be effective on: __________ at __________
Date — Hour

6. (Check one of the following):

___ The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. § 1914(a) and (b).

X The amendment was adopted by the board of directors pursuant to 15 Pa.C.S. § 1914(c).

7. (Check, and if appropriate complete, one of the following):

X The amendment adopted by the corporation, set forth in full, is as follows:

Article 2 of the Articles of Incorporation shall be amended to provide in its entirety as follows: The registered office of the Corporation shall be 1708 Locust Street, Philadelphia, PA 19103.

Article 3(a) of the Articles of Incorporation shall be amended to provide in its entirety as follows: The aggragate number of authorized shares which the Corporation shall have authority to issue is 510,000 shares divided into two classes consisting of 10,000 shares of common stock without par value ('common stock') and 500,00 shares of preferred stock, having such par value as the Board of Directors shall fix and determine, as provided in Article 3(b) of the Amendment Articles of Incorporation ('Preferred Stock')."

___ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

PA DEPT. OF STATE

SEP 24 1997

**8. (Check if the amendment restates the Articles):**

___ The restated Articles of Incorporation supersede the original Articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 15th day of September, 19 97.

SINGER FINANCIAL CORP.
(Name of Corporation)

BY: ________________
PAUL SINGER (Signature)

TITLE: PRESIDENT

BY-LAWS OF

SINGER FINANCIAL CORP.
(a Pennsylvania corporation)

## ARTICLE I

## OFFICES AND FISCAL YEAR

Section 1.01. REGISTERED OFFICE. The registered office of the corporation in Pennsylvania shall be at 1204 Walnut Street, 2nd Floor, Philadelphia, PA 19107 until otherwise established by an amendment of the articles or by the Board of Directors and a record of such change is filed with the Department of State in the manner provided by law.

Section 1.02. OTHER OFFICE. The corporation may also have offices at such other places within or without Pennsylvania as the Board of Directors may from time to time appoint or the business of the corporation may require.

Section 1.03 FISCAL YEAR. The fiscal year of the corporation shall begin on the first day of January in each year.

## ARTICLE II

## NOTICE - WAIVERS - MEETINGS GENERALLY

Section 2.01. MANNER OF GIVING NOTICE.

(a) General rule. Whenever written notice is required to be given to any person under the provisions of the Business Corporation Law or by the articles or these bylaws, it may be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger service specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile, transmission, to the address (or to the telex, TWX or facsimile number) of the person appearing on the books of the corporation or, in the case of directors, supplied by the directors to the corporation for the purpose of notice. If the notice is sent by mail, telegraph or courier service, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office or courier service for delivery to that person or, in the case of telex or TWX, when dispatched or, in the case of telecopier, when received. A notice of meeting shall specify the place, day and hour of the meeting and any other information required by any other provision of the Business Corporation Law, the articles or these bylaws.

(b) Adjourned shareholder meetings. When a meeting of shareholders is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board fixes a new record date for the adjourned meeting or these bylaws require notice of the business to be transacted and such notice has not previously been given.

Section 2.02. NOTICE OF MEETINGS OF BOARD OF DIRECTORS.

Notice of a regular meeting of the board of directors need not be given. Notice of every special meeting of the board of directors shall be given to each director by telephone or in writing at least 24 hours (in the case of notice by telephone, telex, TWX or facsimile transmission) or 48 hours (in the case of notice by telegraph, courier service or express mail) or five days (in the case of notice by first class mail) before the time at which the meeting is to be held. Every such notice shall state the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board need be specified in a notice of a meeting.

Section 2.03. NOTICE OF MEETINGS OF SHAREHOLDERS.

(a) General rule. Written notice of every meeting of the shareholders shall be given by, or at the direction of, the secretary to each shareholder of record entitled to vote at the meeting at least:

(1) ten days prior to the day named for a meeting called to consider a fundamental transaction under 15 Pa.C.S. Chapter 19 regarding amendments of articles of incorporation, mergers, consolidations, share exchanges, sale of assets, divisions, conversions, liquidations and dissolution; or

(2) five days prior to the day named for the meeting in any other case.

If the secretary neglects or refuses to give notice of a meeting, the person or persons calling the meeting may do so. In the case of a special meeting of shareholders, the notice shall specify the general nature of the business to be transacted, and in all cases the notice shall comply with the express requirements of this section. The corporation shall not have a duty to augment the notice.

(b) Notice of action by shareholders on bylaws. In the case of a meeting of shareholders that has as one its purposes action on the bylaws, written notice shall be given to each shareholder that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of the bylaws. There shall be included in, or enclosed with, the notice a copy of the proposed amendment or a summary of the changes to be effected thereby.

Section 2.04. WAIVER OF NOTICE.

(a) Written waiver. Whenever any written notice is required to be given under the provisions of the Business Corporation Law, the articles or these bylaws, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice. Except as otherwise required by this subsection, neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice of the meeting. In the case of a special meeting of shareholders, the waiver of notice shall specify the general nature of the business to be transacted.

(b) Waiver by attendance. Attendance of a person at any meeting shall constitute a waiver of notice of the meeting except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

Section 2.05. MODIFICATION OF PROPOSAL CONTAINED IN NOTICE.

Whenever the language of a proposed resolution is included in a written notice of a meeting required to be given under the provisions of the Business Corporation Law or the articles or these bylaws, the meeting considering the resolution may without further notice adopt it with such clarifying or other amendments as do not enlarge its original purpose.

Section 2.06. EXCEPTION TO REQUIREMENT OF NOTICE.

(a) General rule. Whenever any notice or communication is required to be given to any person under the provisions of the Business Corporation Law or by the articles or these bylaws or by the terms of any agreement or other instrument or as a condition precedent to taking any corporate action and communication with that person is then unlawful, the giving of the notice or communication to that person shall not be required.

(b) Shareholders without forwarding addresses. Notice or other communications shall not be sent to any shareholder with whom the corporation has been unable to communicate for more than 24 consecutive months because communications to the shareholder are returned unclaimed or the shareholder has otherwise failed to provide the corporation with a current address. Whenever the shareholder provides the corporation with a current address, the corporation shall commence sending notices and other communications to the shareholder in the same manner as to other shareholders.

Section 2.07. USE OF CONFERENCE TELEPHONE AND SIMILAR EQUIPMENT. One or more persons may participate in a meeting of the Board of Directors or the shareholders of the corporation by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at the meeting.

## ARTICLE III

## SHAREHOLDERS

Section 3.01. PLACE OF MEETING. All meetings of the shareholders of the corporation shall be held at the registered office of the corporation unless another place is designated by the Board of Directors in the notice of a meeting.

Section 3.02. ANNUAL MEETING. The Board of Directors may fix the date and time of the annual meeting of the shareholders, but if no such date and time is fixed by the board, the meeting for any calendar year shall be held on the second Tuesday of February in such year, if not a legal holiday under the laws of Pennsylvania, and, if a legal holiday, then on the next succeeding business day, not a Saturday, at 1:00 o'clock P.M., and at said meeting the shareholders then entitled to vote shall elect directors and shall transact such other business as may properly be brought before the meeting. If the annual meeting shall not have been called and held within six months after the designated time, any shareholder may call the meeting at any time thereafter. Except as otherwise provided in the articles, at least one meeting of the shareholders shall be held in each calendar year for the election of directors.

Section 3.03. SPECIAL MEETINGS.

(a) Call of special meetings. Special meetings of the shareholders may be called at any time:

(1) by the Board of Directors; or

(2) unless otherwise provided in the articles, by shareholders entitled to cast at least 20% of the vote that all shareholders are entitled to cast at the particular meeting.

(b) Fixing of time for meeting. At any time, upon written request of any person who has called a special meeting, it shall be the duty of the secretary to fix the time of the meeting which shall be held not more than 60 days after the receipt of the request. If the secretary neglects or refuses to fix a time of the meeting, the person or persons calling the meeting may do so.

Section 3.04. QUORUM AND ADJOURNMENT.

(a) General rule. A meeting of shareholders of the corporation duly called shall not be organized for the transaction of business unless a quorum is present. The presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. Shares of the corporation owned, directly or indirectly, by it and controlled, directly or indirectly, by the board of directors of this corporation, as such, shall not be counted in determining the total number of outstanding shares for quorum purposes at any given time.

(b) Withdrawal of a quorum. The shareholders present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

(c) Adjournment for lack of quorum. If a meeting cannot be organized because a quorum has not attended, those present may, except as provided in the Business Corporation Law, adjourn the meeting to such time and place as they may determine.

(d) Adjournments generally. Any meeting at which directors are to be elected shall be adjourned only from day to day, or for such longer periods not exceeding 15 days each as the shareholders present and entitled to vote shall direct, until the directors have been elected. Any other regular or special meeting may be adjourned for such period as the shareholders present and entitled to vote shall direct.

(e) Electing directors at adjourned meeting. Those shareholders entitled to vote who attend a meeting called for the election of directors that has been previously adjourned for lack of a quorum, although less than a quorum as fixed in this section, shall nevertheless constitute a quorum for the purpose of electing directors.

(f) Other action in absence of quorum. Those shareholders entitled to vote who attend a meeting of shareholders that has been previously adjourned for one or more periods aggregating at least 15 days because of an absence of a quorum, although less than a quorum as fixed in this section, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter.

Section 3.05. ACTION BY SHAREHOLDERS.

(a) General rule. Except as otherwise provided in the Business Corporation Law or the articles or these bylaws, whenever any corporate action is to be taken by vote of the shareholders of the corporation, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

(b) Interested shareholders. Any merger or other transaction authorized under 15Pa.C.S. Subchapter 19C between the corporation or subsidiary thereof and a shareholder of this corporation, or any voluntary liquidation authorized under 15 Pa.C.S. Subchapter 19F in which a shareholder is treated differently from other shareholders of the same class (other than any dissenting shareholders), shall require the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the vote of the interested shareholder. For the purposes of the preceding sentence, interested shareholder shall include the shareholder who is a party to the transaction or who is treated differently from other shareholders and any person, or group of persons, that is acting jointly or in concert with the interested shareholder and any person who, directly or indirectly, controls, is controlled by or is under common control with the interested shareholder. An interested shareholder shall not include any person who, in good faith and not for the purpose of circumventing this subsection, is an agent, bank, broker, nominee or trustee for one or more other persons, to the extent that the other person or persons are not interested shareholders.

(c) Exceptions. Subsection (b) shall not apply to a transaction:

(1) that has been approved by a majority vote of the board of directors without counting the vote of directors who:

(i) are directors or officers of, or have a material equity interest in, the interested shareholder; or

(ii) were nominated for election as a director by the interested shareholder, and first elected as a director, within 24 months of the date of the vote on the proposed transaction; or

(2) in which the consideration to be received by the shareholders for shares of any class of which shares are owned by the interested shareholder is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class.

(d) Additional approvals. The approvals required by subsection (b) shall be in addition to, and not in lieu of, any other approval required by the Business Corporation Law, the articles or these bylaws, or otherwise.

Section 3.06. ORGANIZATION. At every meeting of the shareholders, the chairman of the board, if there be one, or, in the case of vacancy in office or absence of the chairman of the board, one of the following officers present in the order stated: the vice chairman of the board, if there be one, the president, the vice presidents in their order of rank and seniority, or a person chosen by vote of the shareholders present, shall act as chairman of the meeting. The secretary or, in the absence of the secretary, an assistant secretary, or in the absence of both the secretary and assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary.

Section 3.07. VOTING RIGHTS OF SHAREHOLDERS. Unless otherwise provided in the articles, every shareholder of the corporation shall be entitled to one vote for every share standing in the name of the shareholder on the books of the corporation.

Section 3.08. VOTING AND OTHER ACTION BY PROXY.

(a) General rule.

(1) Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person to act for the shareholder by proxy.

(2) The presence of, or vote or other action at a meeting of shareholders, or the expression of consent or dissent to corporate action in writing, by a proxy of a shareholder shall constitute the presence of, or vote or action by, or written consent or dissent of the shareholder.

(3) Where two or more proxies of a shareholder are present, the corporation shall, unless otherwise expressly provided in the proxy, accept as the vote of all shares represented thereby the vote cast by a majority of them and, if a majority of the proxies cannot agree whether the shares represented shall be voted or upon the manner of voting the shares, the voting of the shares shall be divided equally among those persons.

(b) Execution and filing. Every proxy shall be executed in writing by the shareholder or by the duly authorized attorney-in-fact of the shareholder and filed with the secretary of the corporation. A telegram, telex, cablegram, datagram or similar transmission from a shareholder or attorney-in-fact, or a photographic, facsimile or similar reproduction of a writing executed by a shareholder or attorney-in-fact:

(1) may be treated as properly executed for purposes of this section; and

(2) shall be so treated if it sets forth a confidential and unique identification number or other mark furnished by the corporation to the shareholder for the purposes of a particular meeting or transaction.

(c) Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the secretary of the corporation. An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the secretary of the corporation.

(d) Expenses. Unless otherwise restricted in the articles, the corporation shall pay the reasonable expenses of solicitation of votes, proxies or consents of shareholders by or on behalf of the board of directors or its nominees for election to the board, including solicitation by professional proxy solicitors and otherwise.

Section 3.09. VOTING BY FIDUCIARIES AND PLEDGEES. Shares of the corporation standing in the name of a trustee or other fiduciary and shares held by an assignee for the benefit of creditors or by a receiver may be voted by the trustee, fiduciary, assignee or receiver. A shareholder whose shares are pledged shall be entitled to vote the shares until the shares have been transferred into the name of the pledgee, or a nominee of the pledgee, but nothing in this section shall affect the validity of a proxy given to a pledgee or nominee.

Section 3.10. VOTING BY JOINT HOLDERS OF SHARES.

(a) General rule. Where shares of the corporation are held jointly or as tenants in common by two or more persons, as fiduciaries or otherwise:

(1) if only one or more of such persons is present in person or by proxy, all of the shares standing in the names of such persons shall be deemed to be represented for the purpose of determining a quorum and the corporation shall

accept as the vote of all the shares the vote cast by a joint owner or a majority of them; and

(2) if the persons are equally divided upon whether the shares held by them shall be voted or upon the manner of voting the shares, the voting of the shares shall be divided equally among the persons without prejudice to the rights of the joint owners or the beneficial owners thereof among themselves.

(b) Exception. If there has been filed with the secretary of the corporation a copy, certified by an attorney at law to be correct, of the relevant portions of the agreement under which the shares are held or the instrument by which the trust or estate was created or the order of court appointing them or of an order of court directing the voting of the shares, the persons specified as having such voting power in the document latest in date of operative effect so filed, and only those persons, shall be entitled to vote the shares but only in accordance therewith.

Section 3.11. VOTING BY CORPORATIONS

(a) Voting by corporate shareholders. Any corporation that is a shareholder of this corporation may vote by any of its officers or agents, or by proxy appointed by any officer or agent, unless some other person, by resolution of the board of directors of the other corporation or provision of its articles or bylaws, a copy of which resolution or provision certified to be correct by one of its officers has been filed with the secretary of this corporation, is appointed its general or special proxy in which case that person shall be entitled to vote the shares.

(b) Controlled shares. Shares of this corporation owned, directly or indirectly, by it and controlled, directly or indirectly, by the board of directors of this corporation, as such, shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares for voting purposes at any given time.

Section 3.12. DETERMINATION OF SHAREHOLDERS OF RECORD.

(a) Fixing record date. The board of directors may fix a time prior to the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of, or to vote at, the meeting, which time, except in the case of an adjourned meeting, shall be not more than 90 days prior to the date of the meeting of shareholders. Only shareholders of record on the date fixed shall be so entitled notwithstanding any transfer of shares on the books of the corporation after any record date fixed as provided in this subsection. The board of directors may similarly fix a record date for the determination of shareholders of record for any other purpose. When a determination of shareholders of record has been made as provided in this section for purposes of a meeting, the determination shall apply to any adjournment thereof unless the board fixes a new record date for the adjourned meeting.

(b) Determination when a record date is not fixed. If a record date is not fixed:

(1) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the date next preceding the day on which notice is given or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held.

(2) The record date for determining shareholders entitled to express consent or dissent to corporate action in writing without a meeting, when prior action by the board of directors is not necessary, to call a special meeting of the shareholders or propose an amendment of the articles, shall be the close of business on the day on which the first written consent or dissent, request for a special meeting or petition proposing an amendment of the articles is filed with the secretary of the corporation.

(3) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 3.13. VOTING LISTS.

(a) General rule. The officer or agent having charge of the transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order, with the address of and of the number of shares held by each. The list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

(b) Effect of list. Failure to comply with the requirements of this section shall not effect the validity of any action taken at a meeting prior to a demand at the meeting by any shareholder entitled to vote thereat to examine the list. The original share register or transfer book, or a duplicate thereof kept in this Commonwealth, shall be prima facie evidence as to who are the shareholders entitled to examine the list or share register or transfer book or to vote at any meeting of shareholders.

Section 3.14. JUDGES OF ELECTION.

(a) Appointment. In advance of any meeting of shareholders of the corporation, the board of directors may appoint judges of election, who need not be shareholders, to act at the meeting or any adjournment thereof. If judges of election are not so appointed, the presiding officer of the meeting may, and on the request of any shareholder shall, appoint judges of election at the meeting. The number of judges shall be one or three. A person who is a candidate for office to be filled at the meeting shall not act as a judge.

(b) Vacancies. In case any person appointed as a judge fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the board of directors in advance of the convening of the meeting or at the meeting by the presiding officer thereof.

(c) Duties. The judges of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The judges of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three judges of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

(d) Report. On request of the presiding officer of the meeting, or of any shareholder, the judge shall make a report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated therein.

Section 3.15. CONSENT OF SHAREHOLDERS IN LIEU OF MEETING.

(a) Unanimous written consent. Any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the shareholders who would be entitled to vote at a meeting for such purpose shall be filed with the secretary of the corporation.

(b) Partial written consent. Any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. The consents shall be filed with the secretary of the corporation. The action shall not become effective until after at least ten days' written notice of the action has been given to each shareholder entitled to vote thereon who has not consented thereto.

Section 3.16. MINORS AS SECURITY HOLDERS. The corporation may treat a minor who holds shares or obligations of the corporation as having capacity to receive and to empower others to receive dividends, interest, principal and other payments or distributions, to vote or express consent or dissent and to make elections and exercise rights relating to such shares or obligations unless, in the case of payments or distributions on shares, the corporate officer responsible for maintaining the list of shareholders or the transfer agent of the corporation or, in the case of payments or distributions on obligations, the treasurer or paying officer or agent has received written notice that the holder is a minor.

## ARTICLE IV

## BOARD OF DIRECTORS

Section 4.01. POWERS; PERSONAL LIABILITY.

(a) General rule. Unless otherwise provided by statute all powers vested by law in the corporation shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors.

(b) Standard of care; justifiable reliance. A director shall stand in a fiduciary relation to the corporation and shall perform his or her duties as a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner the director reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing his or her duties, a director shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

(1) One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented.

(2) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person.

(3) A committee of the board upon which the director does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if the director has knowledge concerning the matter in question that would cause his or her reliance to be unwarranted.

(c) Consideration of factors. In discharging the duties of their respective positions, the board of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider the effects of any action upon employees, upon suppliers and customers of the corporation and upon communities in which offices or other establishments of the corporation are located, and all other pertinent factors. The consideration of those factors shall not constitute a violation of subsection (b).

(d) Presumption. Absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a director or any failure to take any action shall be presumed to be in the best interests of the corporation.

(e) Personal liability of directors.

(1) A director shall not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless:

(i) the director has breached or failed to perform the duties of his or her office under this section; and

(ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

(2) The provisions of paragraph (1) shall not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to local, State or Federal law.

(f) Notation of dissent. A director who is present at a meeting of the board of directors, or of a committee of the board, at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting or unless the director files a written dissent to the action with the secretary of the meeting before the adjournment thereof or transmits the dissent in writing to the secretary of the corporation immediately after the adjournment of the meeting. The right to dissent shall not apply to a director who voted in favor of the action. Nothing in this section shall bar a director from asserting that minutes of the meeting incorrectly omitted his or her dissent if, promptly upon receipt of a copy of such minutes, the director notifies the secretary in writing, of the asserted omission or inaccuracy.

Section 4.02. QUALIFICATION AND SELECTION OF DIRECTORS.

(a) Qualifications. Each director of the corporation shall be a natural person of full age who need not be a resident of Pennsylvania or a shareholder of the corporation.

(b) Election of directors. Except as otherwise provided in these bylaws, directors of the corporation shall be elected by the shareholders. In elections for directors, voting need not be by ballot, except upon demand made by a shareholder entitled to vote at the election and before the voting begins. The candidates receiving the highest number of votes from each class or group of classes, if any, entitled to elect directors separately up to the number of directors to be elected by the class or group of classes shall be elected. If at any meeting of shareholders, directors of more than one class are to be elected, each class of directors shall be elected in a separate election.

(c) Cumulative voting. Unless the articles provide for straight voting, in each election of directors every shareholder entitled to vote shall have the right to multiply the number of votes to which the shareholder may be entitled by the total number of directors to be elected in the same election by the holders of the class or classes of shares of which his or her shares are a part and the shareholders may cast the whole number of his or her votes for one candidate or may distribute them among two or more candidates.

Section 4.03. NUMBER AND TERM OF OFFICE.

(a) Number. The Board of Directors shall consist of such number of directors, not less than one (1) nor more than five (5), as may be determined from time to time by resolution of the Board of Directors.

(b) Term of office. Each director shall hold office until the expiration of the term for which he or she was elected and until a successor has been selected and qualified or until his or her earlier death, resignation or removal. A decrease in the number of directors shall not have the effect of shortening the term of any incumbent director.

(c) Resignation. Any director may resign at any time upon written notice to the corporation. The resignation shall be effective upon receipt thereof by the corporation or at such subsequent time as shall be specified in the notice of resignation.

Section 4.04. VACANCIES.

(a) General rule. Vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the board though less than a quorum, or by a sole remaining director, and each person so selected shall be a director to serve for the balance of the unexpired term, and until a successor has been selected and qualified or until his or her earlier death, resignation or removal.

(b) Action by resigned directors. When one or more directors resign from the board effective at a future date, the directors then in office, including those who have so resigned, shall have power by the applicable vote to fill the vacancies, the vote thereon to take effect when the resignations become effective.

Section 4.05. REMOVAL OF DIRECTORS.

(a) Removal by the shareholders. The entire board of directors, or any class of the board, or any individual director may be removed from office without assigning any cause by the vote of shareholders, or of the holders of a class or series of shares, entitled to elect directors, or the class of directors. In case the board or a class of the board or any one or more directors are so removed, new directors may be elected at the same meeting. The board of directors may be removed at any time with or without cause by the unanimous vote or consent of shareholders entitled to vote thereon.

(b) Removal by the board. The board of directors may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year or if, within 60 days after notice of his or her selection, the director does not accept the office either in writing or by attending a meeting of the board of directors.

(c) Removal of directors elected by cumulative voting. An individual director shall not be removed (unless the entire board or class of the board is removed) if sufficient votes are cast against the resolution for his removal which, if cumulatively voted at an annual or other regular election of directors, would be sufficient to elect one or more directors to the board or to the class.

Section 4.06. PLACE OF MEETINGS. Meetings of the board of directors may be held at such place within or without Pennsylvania as the board of directors may from time to time appoint or as may be designated in the notice of the meeting.

Section 4.07. ORGANIZATION OF MEETINGS. At every meeting of the board of directors, the chairman of the board, if there be one, or, in the case of a vacancy in the office or absence of the chairman of the board, one of the following officers present in the order stated: the vice chairman of the board, if there be one, the president, the vice presidents in their order of rank and seniority, or a person chosen by a majority of the directors present, shall act as chairman of the meeting. The secretary or, in the absence of the secretary, an assistant secretary, or, in the absence of the secretary and the assistant secretaries, any person appointed by the chairman of the meeting, shall act as secretary.

Section 4.08. REGULAR MEETINGS. Regular meetings of the board of directors shall be held at such time and place as shall be designated from time to time by resolution of the board of directors.

Section 4.09. SPECIAL MEETINGS. Special meetings of the board of directors shall be held whenever called by the chairman or by two or more of the directors.

Section 4.10. QUORUM OF AND ACTION BY DIRECTORS.

(a) General rule. A majority of the directors in office of the corporation shall be necessary to constitute a quorum for the transaction of business and the acts of a majority of the directors present and voting at a meeting at which a quorum is present shall be the acts of the board of directors.

(b) Action by written consent. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the directors in office is filed with the secretary of the corporation.

Section 4.11. EXECUTIVE AND OTHER COMMITTEES.

(a) Establishment and powers. The board of directors may, by resolution adopted by a majority of the directors in office, establish one or more committees to consist of one or more directors of the corporation. Any committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all of the powers and authority of the board of directors except that a committee shall not have any power or authority as to the following:

(1) The submission to shareholders of any action requiring approval of shareholders under the Business Corporation Law.

(2) The creation or filling of vacancies in the board of directors.

(3) The adoption, amendment or repeal of these bylaws.

(4) The amendment or repeal of any resolution of the board that by its terms is amendable or repealable only by the board.

(5) Action on matters committed by a resolution of the board of directors to another committee of the board.

(b) Alternate committee members. The board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee or for the purposes of any written action by the committee. In the absence or disqualification of a member and alternate member or members of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another director to act at the meeting in the place of the absent or disqualified member.

(c) Term. Each committee of the board shall serve at the pleasure of the board.

(d) Committee procedures. The term "board of directors" or "board," when used in any provision of these bylaws relating to the organization or procedures of or the manner of taking action by the board of directors, shall be construed to include and refer to any executive or other committee of the board.

Section 4.12. COMPENSATION. The board of directors shall have the authority to fix compensation of directors for their services as directors and a director may be a salaried officer of the corporation.

## ARTICLE V

## OFFICERS

Section 5.01. OFFICERS GENERALLY.

(a) Number, qualification and designation. The officers of the corporation shall be a president, a secretary, a treasurer, and such other officers as may be elected in accordance with the provisions of Section 5.03. Officers may but need not be directors or shareholders of the corporation. The president and secretary shall be natural persons of full age. The treasurer may be a corporation, but if a natural person shall be of full age. The board of directors may elect from among the members of the board a chairman of the board and a vice chairman of the board who shall be officers of the corporation. Any number of offices may be held by the same person.

(b) Resignations. Any officer may resign at any time upon written notice to the corporation. The resignation shall be effective upon receipt thereof by the corporation or at such subsequent time as may be specified in the notice of resignation.

(c) Bonding. The corporation may secure the fidelity of any or all of its officers by bond or otherwise.

(d) Standard of care. Except as otherwise provided in the articles, an officer shall perform his or her duties as an officer in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. A person who so performs his or her duties shall not be liable by reason of having been an officer of the corporation.

Section 5.02. ELECTION AND TERM OF OFFICE. The officers of the corporation, except those elected by delegated authority pursuant to Section 5.03, shall be elected annually by the board of directors, and each such officer shall hold office for a term of one year and until a successor has been selected and qualified or until his or her earlier death, resignation or removal.

Section 5.03. SUBORDINATE OFFICERS, COMMITTEES AND AGENTS. The board of directors may from time to time elect such other officers and appoint such committees, employees or other agents as the business of the corporation may require, including one or more assistant secretaries, and one or more assistant treasurers, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine. The board of directors may delegate to any officer or committee the power to elect subordinate officers and to retain or appoint employees or other agents, or committees thereof and to prescribe the authority and duties of such subordinate officers, committees, employees or other agents.

Section 5.04. REMOVAL OF OFFICERS AND AGENTS. Any officer or agent of the corporation may be removed by the board of directors with or without cause. The removal shall be without prejudice to the contract rights, if any, of any person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 5.05. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause, shall be filled by the board of directors or by the officer or committee to which the power to fill such office has been delegated pursuant to Section 5.03, as the case may be, and if the office is one for which these bylaws prescribe a term, shall be filled for the unexpired portion of the term.

Section 5.06. AUTHORITY. All officers of the corporation, as between themselves and the corporation, shall have such authority and perform such duties in the management of the corporation as may be provided by or pursuant to resolution or orders of the board of directors or in the absence of controlling provisions in the resolutions or orders of the board of directors, as may be determined by or pursuant to these bylaws.

Section 5.07. THE CHAIRMAN OF THE BOARD. The chairman of the board if there be one, or in the absence of the chairman, the vice chairman of the board, shall preside at all meetings of the shareholders and of the board of directors and shall perform such other duties as may from time to time be requested by the board of directors.

Section 5.08. THE PRESIDENT. The president shall be the chief executive officer of the corporation and shall have general supervision over the business and operations of the corporation, subject however, to the control of the board of directors. The president shall sign, execute, and acknowledge, in the name of the corporation, deeds, mortgages, contracts or other instruments authorized by the board of directors, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors, or by these bylaws, to some other officer or agent of the corporation; and, in general, shall perform all duties incident to the office of president and such other duties as from time to time may be assigned by the board of directors.

Section 5.09. THE SECRETARY. The secretary or an assistant secretary shall attend all meetings of the shareholders and of the board of directors and shall record all votes of the shareholders and of the directors and the minutes of the meetings of the shareholders and of the board of directors and of committees of the board in a book or books to be kept for that purpose; shall see that notices are given and records and reports properly kept and filed by the corporation as required by law; shall be the custodian of the seal of the corporation and see that it is affixed to all documents to be executed on behalf of the corporation under its seal; and, in general, shall perform all duties incident to the office of secretary, and such other duties as may from time to time be assigned by the board of directors or the president.

Section 5.10. THE TREASURER. The treasurer or an assistant treasurer shall have or provide for the custody of the funds or other property of the corporation; shall collect and receive or provide for the collection and receipt of moneys earned by or in any manner due to or received by the corporation; shall deposit all funds in his or her custody as treasurer in such banks or other places of deposit as the board of directors may from time to time designate; shall, whenever so required by the board of directors, render an account showing all transactions as treasurer and the financial condition of the corporation; and, in general, shall discharge such other duties as may from time to time be assigned by the board of directors or the president.

Section 5.11. SALARIES. The salaries of the officers elected by the board of directors shall be fixed from time to time by the board of directors or by such officer as may be designated by resolution of the board. The salaries or other compensation of any other officers, employees and other agents shall be fixed from time to time by the officer or committee to which the power to elect such officers or to retain or appoint such employees or other agents has been delegated pursuant to Section 5.03. No officer shall be prevented from receiving such salary or other compensation by reason of the fact that the officer is also a director of the corporation.

Section 5.12. DISALLOWED COMPENSATION. Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from future compensation payments until the amount owed to the corporation has been recovered.

## ARTICLE VI

## CERTIFICATES OF STOCK, TRANSFER, ETC.

Section 6.01. SHARE CERTIFICATES. Certificates for shares of the corporation shall be in such form as approved by the board of directors, and shall state that the corporation is incorporated under the laws of Pennsylvania, the name of the person to whom issued, and the number and class of shares and the designation of the series (if any) that the certificate represents. The share register or transfer books and blank share certificates shall be kept by the secretary or by any transfer agent or registrar designated by the board of directors for that purpose.

Section 6.02. ISSUANCE. The share certificates of the corporation shall be numbered and registered in the share register or transfer books of the corporation as they are issued. They shall be signed by the president or a vice president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer, and shall bear the corporate seal, which may be a facsimile, engraved or printed; but where such certificate is signed by a transfer agent or a registrar the signature of any corporate officer upon such certificate may be a facsimile, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer because of death, resignation or otherwise, before the certificate is issued, it may be issued with the same effect as if the officer had not ceased to be such at the date of its issue. The provisions of this Section 6.02 shall be subject to any inconsistent or contrary agreement at the time between the corporation and any transfer agent or registrar.

Section 6.03. TRANSFER. Transfers of shares shall be made on the share register or transfer books of the corporation upon surrender of the certificate therefor, endorsed by the person named in the certificate or by an attorney lawfully constituted in writing. No transfer shall be made inconsistent with the provisions of the Uniform Commercial Code, 13 Pa.C.S.§ 8101 et seq., and its amendments and supplements.

Section 6.04. RECORD HOLDER OF SHARES. The corporation shall be entitled to treat the person in whose name any share or shares of the corporation stand on the books of the corporation as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such share or shares on the part of any other person.

Section 6.05. LOST, DESTROYED OR MUTILATED CERTIFICATES. The holder of any shares of the corporation shall immediately notify the corporation of any loss, destruction or mutilation of the certificate therefor, and the board of directors may, in its discretion, cause a new certificate or certificates to be issued to such holder, in case of mutilation of the certificate, upon the surrender of the mutilated certificate or, in case of loss or destruction of the certificate, upon satisfactory proof of such loss or destruction and, if the board of directors shall so determine, the deposit of a bond in such form and in such sum, and with such surety or sureties, as it may direct.

## ARTICLE VII

## INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER AUTHORIZED REPRESENTATIVES

Section 7.01. SCOPE OF INDEMNIFICATION.

(a) General rule. The corporation shall indemnify an indemnified representative against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise by reason of the fact that such person is or was serving in an indemnified capacity, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability, except:

(1) where such indemnification is expressly prohibited by applicable law;

(2) where the conduct of the indemnified representative has been finally determined pursuant to Section 7.06 or otherwise:

(i) to constitute willful misconduct or recklessness within the meaning of 15 Pa.C.S.§ 513(b) and 1746(b) and 42 Pa.C.S. § 8365(b) or any superseding provision of law sufficient in the circumstances to bar indemnification against liabilities arising from the conduct; or

(ii) to be based upon or attributable to the receipt by the indemnified representative from the corporation of a personal benefit to which the indemnified representative is not legally entitled; or

(3) to the extent such indemnification has been finally determined in a final adjudication pursuant to Section 7.06 to be otherwise unlawful.

(b) Partial payment. If an indemnified representative is entitled to indemnification in respect of a portion, but not all, of any liabilities to which such person may be subject, the corporation shall indemnify such indemnified representative to the maximum extent for such portion of the liabilities.

(c) Presumption. The termination of a proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the indemnified representative is not entitled to indemnification.

(d) Definitions. For purposes of this Article:

(1) "indemnified capacity" means any and all past, present and future service by an indemnified representative in one or more capacities as a director, officer, employee or agent of the corporation, or, at the request of the corporation, as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise;

(2) "indemnified representative" means any and all directors and officers of the corporation and any other person designated as an indemnified representative by the board of directors of the corporation (which may, but need not, include any person serving at the request of the corporation, as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise):

(3) "liability" means any damage, judgment, amount paid in settlement, fine, penalty, punitive damages, excise tax assessed with respect to an employee benefit plan, or cost or expense, of any nature (including, without limitation, attorneys' fees and disbursements); and

(4) "proceeding" means any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the corporation, a class of its security holders or otherwise.

Section 7.02. PROCEEDINGS INITIATED BY INDEMNIFIED REPRESENTATIVES. Notwithstanding any other provision of this Article, the corporation shall not indemnify under this Article an indemnified representative for any liability incurred in a proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office. This section does not apply to a reimbursement of expenses incurred in successfully prosecuting or defending an arbitration under Section 7.06 or otherwise successfully prosecuting or defending the rights of an indemnified representative granted by or pursuant to this Article.

Section 7.03. ADVANCING EXPENSES. The corporation shall pay the expenses (including attorneys' fees and disbursements) incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described in Section 7.01 or the initiation of or participation in which is authorized pursuant to Section 7.02 upon receipt of an undertaking by or on behalf of the indemnified representative to repay the amount if it is ultimately determined pursuant to Section 7.06 that such person is not entitled to be indemnified by the corporation pursuant to this Article. The financial ability of an indemnified representative to repay an advance shall not be a prerequisite to the making of such advance.

Section 7.04. SECURING OF INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the board of directors shall deem appropriate. Absent fraud, the determination of the board of directors with respect to such amounts, costs, terms and conditions shall be conclusive against all security holders, officers and directors and shall not be subject to voidability.

Section 7.05. PAYMENT OF INDEMNIFICATION. An indemnified representative shall be entitled to indemnification within 30 days after a written request for indemnification has been delivered to the secretary of the corporation.

Section 7.06. ARBITRATION.

(a) General rule. Any dispute related to the right to indemnification, contribution or advancement of expenses as provided under this Article, except with respect to indemnification for liabilities arising under the Securities Act of 1933 that the corporation has undertaken to submit to a court for adjudication, shall be decided only by arbitration in the metropolitan area in which the principal executive offices of the corporation are located at the time, in accordance with the commercial arbitration rules then in effect of the American Arbitration Association, before a panel of three arbitrators, one of whom shall be selected by the corporation, the second of whom shall be selected by the indemnified representative and third of whom shall be selected by the other two arbitrators. In the absence of the American Arbitration Association, or if for any reason arbitration under the arbitration rules of the American Arbitration Association cannot be initiated, or if one of the parties fails or refuses to select an arbitrator or if the arbitrators selected by the corporation and the indemnified representative cannot agree on the selection of the third arbitrator within 30 days after such time as the corporation and the indemnified representative have each been notified of the selection of the other's arbitrator, the necessary arbitrator or arbitrators shall be selected by the presiding judge of the court of general jurisdiction in such metropolitan area.

(b) Burden of proof. The party or parties challenging the right of an indemnified representative to the benefits of this Article shall have the burden of proof.

(c) Expenses. The corporation shall reimburse an indemnified representative for the expenses (including attorneys' fees and disbursements) incurred in successfully prosecuting or defending such arbitration.

(d) Effect. Any award entered by the arbitrators shall be final, binding and nonappealable and judgment may be entered thereon by any party in accordance with applicable law in any court of competent jurisdiction, except that the corporation shall be entitled to interpose as a defense in any such judicial enforcement proceeding any prior final judicial determination adverse to the indemnified representative under Section 7.01(a)(2) in a proceeding not directly involving indemnification under this Article. This arbitration provision shall be specifically enforceable.

Section 7.07. CONTRIBUTION. If the indemnification provided for in this Article or otherwise is unavailable for any reason in respect of any liability or portion thereof, the corporation shall contribute to the liabilities to which the indemnified representative may be subject in such proportion as is appropriate to reflect the intent of this Article or otherwise.

Section 7.08. MANDATORY INDEMNIFICATION OF DIRECTORS, OFFICERS, ETC. To the extent that an authorized representative of the corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in 15 Pa.C.S. § 1741 or 1742 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees and disbursements) actually and reasonably incurred by such person in connection therewith.

Section 7.09. CONTRACT RIGHTS; AMENDMENT OR REPEAL. All rights under this Article shall be deemed a contract between the corporation and the indemnified representative pursuant to which the corporation and each indemnified representative intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not affect any rights or obligations then existing.

Section 7.10. SCOPE OF ARTICLE. The rights granted by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise both as to action in an indemnified capacity and as to action in any other capacity. The indemnification, contribution and advancement of expenses provided by or granted pursuant to this Article shall continue as to a person who has ceased to be an indemnified representative in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

Section 7.11. RELIANCE OF PROVISIONS. Each person who shall act as an indemnified representative of the corporation shall be deemed to be doing so in reliance upon the rights provided in this Article.

Section 7.12. INTERPRETATION. The provisions of this Article are intended to constitute bylaws authorized by 15 Pa.C.S. § 513 and 1746 and 42 Pa.C.S. § 8365.

## ARTICLE VIII

## MISCELLANEOUS

Section 8.01. CORPORATE SEAL. The corporation seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Pennsylvania".

Section 8.02. CHECKS. All checks, notes, bills of exchange or other orders in writing shall be signed by such person or persons as the board of directors or any person authorized by resolution of the board of directors may from time to time designate.

Section 8.03. CONTRACTS.

(a) General rule. Excepts as otherwise provided in the Business Corporation Law in the case of transactions that require action by the shareholders, the board of directors may authorize any officer or agent to enter into any contract or to execute or deliver any instrument on behalf of the corporation, and such authority may be general or confined to specific instances.

(b) Statutory form of execution of instruments. Any note, mortgage, evidence of indebtedness, contract or other document, or any assignment or endorsement thereof, executed or entered into between the corporation and any other person, when signed by one or more officers or agents having actual or apparent authority to sign it, or by the president or vice president and secretary or assistant secretary or treasurer or assistant treasurer of the corporation, shall be held to have been properly executed for and in behalf of the corporation, without prejudice to the rights of the corporation against any person who shall have executed the instrument in excess of his or her actual authority.

Section 8.04. INTERESTED DIRECTORS OR OFFICERS; QUORUM.

(a) General rule. A contract or transaction between the corporation and one or more of its directors or officers or between the corporation and another corporation, partnership, joint venture, trust or other enterprise in which one or more of its directors or officers are directors or officers or have a financial or other interest, shall not be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the board of directors that authorizes the contract or transaction, or solely because his, her or their votes are counted for that purpose, if:

(1) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors and the board authorizes the contract or transaction by the affirmative

votes of a majority of the disinterested directors even though the disinterested directors are less than a quorum;

(2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those shareholders; or

(3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

(b) Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board which authorizes a contract or transaction specified in subsection (a).

Section 8.05. DEPOSITS. All funds of the corporation shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the board of directors may approve or designate, and all such funds shall be withdrawn only upon checks signed by such one or more officers or employees as the board of directors shall from time to time determine.

Section 8.06. CORPORATE RECORDS.

(a) Required records. The corporation shall keep complete and accurate books and records of account, minutes of the proceedings of the incorporators, shareholders and directors and a share register giving the names and addresses of all shareholders and the number and class of shares held by each. The share register shall be kept at either the registered office of the corporation in Pennsylvania or at its principal place of business wherever situated or at the office of its registrar or transfer agent. Any books, minutes or other records may be in written form or any other form capable of being converted into written form within a reasonable time.

(b) Right of inspection. Every shareholder shall, upon written verified demand stating the purpose thereof, have a right to examine, in person or by agent or attorney, during the usual hours for business for any proper purpose, the share register, books and records of account, and records of the proceedings of the incorporators, shareholders and directors and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to the interest of the person as a shareholder. In every instance where an attorney or other agent is the person who seeks the right of inspection, the demand shall be accompanied by a verified power of attorney or other writing that authorizes the attorney or other agent to so act on behalf of the shareholder. The demand shall be directed to the corporation at its registered office in Pennsylvania or at its principal place of business wherever situated.

Section 8.07. FINANCIAL REPORTS. Unless otherwise agreed between the corporation and a shareholder, the corporation shall furnish to its shareholders annual financial statements, including at least a balance sheet as of the end of each fiscal year and a statement of income and expenses for the fiscal year. The financial statements shall be prepared on the basis of generally accepted accounting principles, if the corporation prepares financial statements for the fiscal year on that basis for any purpose, and may be consolidated statements of the corporation and one or more of its subsidiaries. The financial statements shall be mailed by the corporation to each of its shareholders entitled thereto within 120 days after the close of each fiscal year and, after the mailing and upon written request, shall be mailed by the corporation to any shareholder or beneficial owner entitled thereto to whom a copy of the most recent annual financial statements has not previously been mailed. Statements that are audited or reviewed by a public accountant shall be accompanied by the report of the accountant; in other cases, each copy shall be accompanied by a statement of the person in charge of the financial records of the corporation:

(1) Stating his reasonable belief as to whether or not the financial statements were prepared in accordance with generally accepted accounting principles and, if not, describing the basis of presentation.

(2) Describing any material respects in which the financial statements were not prepared on a basis consistent with those prepared for the previous year.

Section 8.08. AMENDMENT OF BYLAWS. These bylaws may be amended or repealed, or new bylaws may be adopted, either (i) by vote of the shareholders at any duly organized annual or special meeting of shareholders, or (ii) with respect to those matters that are not by statute committed expressly to the shareholders and regardless of whether the shareholders have previously adopted or approved the bylaw being amended or repealed, by vote of a majority of the board of directors of the corporation in office at any regular or special meeting of directors. Any change in these bylaws shall take effect when adopted unless otherwise provided in the resolution effecting the change. See Section 2.03(b) (relating to notice of action by shareholders on bylaws).

* * * * * * * * * *

**Exhibit 6(c)**

Employment and Non-Competition Agreement with Paul Singer,

Chief Executive Officer of Singer Financial Corp.

[on following page]

**EMPLOYMENT AND NON-COMPETITION AGREEMENT**

This Agreement is entered into as of May 1, 2012 by and between Singer Financial Corp., a Pennsylvania corporation ("Employer"), with place a of business at 1708 Locust Street, Philadelphia, Pennsylvania, 19107 and Paul Singer ("Employee"), an individual residing at 1708 Locust Street, Philadelphia, Pennsylvania 19146.

RECITALS

WHEREAS, Employer is in the business of making commercial loans, directly or as a broker, which are secured by real estate.

WHEREAS, Employee's leadership and services have constituted a major factor in the successful growth and development of Employer.

WHEREAS, Employer desires to employ and retain the unique experience, abilities and services of Employee as a chief executive officer and president of Employer. Employer also desires to prevent any other competitive business from securing his services and utilizing his experience, background, contacts, expertise or knowledge of Employer's business, operations and prospects.

WHEREAS, Employee is willing to enter into the employment and non-competition arrangement offered by Employer.

WHEREAS, Employee's employment by Employer constitutes full consideration in exchange for the promises and covenants herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Employment and duties. Employer hereby employs Employee to serve as its Chief Executive Officer and President, effective May 1, 2012 and until May 1, 2015 (the "Employment Period".) As such officer of Employer, Employee shall have the following duties and responsibilities which may be assigned by the Board of Directors or President of Employer. Unless terminated by either party hereto upon at least thirty (30) days

notice prior to the end of the Employment Period, or prior to the end of any one year extension of the Employment Period, the Employment Period shall not be terminated and shall continue in full force and effect for another one year period.

2. Compensation. During the period commencing May 1, 2012 and continuing until May 1, 2015, Employee shall be paid an annual compensation of twenty-five percent (25%) commission fee based on the amount of commissions earned by the company, plus, ten percent (10%) of any interest earned by the company, not to exceed $100,000 in any given year. In addition to the base salary provided for hereunder, Employee shall be entitled to receive such bonus or bonuses as shall be awarded to him by the Board of Directors of Employer from time to time.

3. Time and Efforts. During the period of his employment hereunder, Employee shall devote his entire business and professional time and efforts to the tasks and responsibilities assigned by Employer, and shall not be engaged or employed in any other business activity whatsoever, whether or not such activity is pursued for gain, profit or other pecuniary advantage.

4. Death. If Employee shall die during the Employment Period, this Agreement shall terminate as of the date of such death and except for any salary and incentive bonuses accrued as of such date Employer shall have no further duties or obligations hereunder.

5. Disability. If Employer determines in good faith that Employee is incapacitated by accident, sickness or otherwise so as to render him mentally or physically incapable of performing the services required of him hereunder for an aggregate of ninety (90) consecutive days, upon the expiration of such period or at any time thereafter, by action of the Employer, Employee's employment hereunder may be terminated immediately, upon giving him notice to that effect, and upon such termination except for any salary and incentive bonuses accrued as of such date neither party hereto shall have further duties or obligations hereunder; provided, however, that Employee's obligations under Section 7 hereof shall survive any such termination. Employer shall be entitled to rely upon the advice and opinion of any physician of its choosing in making any determination with respect to any such disability.

6. Expenses. The Employer recognizes that Employee may incur certain out-of-pocket expenses for items such as business entertainment, travel and lodging related to his services hereunder and the Employer's business. Employer agrees to reimburse Employee for all such reasonable expenses upon submission to Employer by Employee of such documentation or details as Employer shall reasonably require.

7. Non-Competition and Trade Secrets. Except in connection with his duties hereunder, Employee shall not, directly or indirectly, at any time form and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, make an use of, exploit, disclose, or divulge to any person, firm or corporation, any trade or business secret, customer or supplier information, documents, know-how, data, marketing information, method or means, or any other confidential (i.e. not already otherwise disseminated to or available to the public) information concerning the business or policies of Employer, that Employee learned as a result of, in connection with, through his employment with, or through his affiliation with Employer, whether or not pursuant to this Agreement. From and after the date hereof, except in connection with his duties hereunder, and for one a (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, Employee shall not solicit, or divert business from, or serve, or sell to, any customer or account of the Employer of which Employee is or becomes aware, or with which Employee has had personal contact as a result of, in connection with, through his employment with, or through his affiliation with Employer, whether or not pursuant to this Agreement. From and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, Employee shall be prohibited from competing in the United States with the business of Employer as presently or as hereinafter conducted. For the purposes hereof, the term "competing" shall mean acting, directly or indirectly, as a partner, principal, stockholder, joint venturer, associate, independent contractor, creditor of, consultant, trustee, lessor to, sublessor to, employee or agent of, or to have any other involvement with, any person, firm,

corporation, or other business organization which is engaged in the business described in this Section.

8. Termination. Notwithstanding anything else contained herein, Employer may terminate the employment of Employee at any time upon notice delivered to Employee in the event that:

(i) Employee commits any criminal or fraudulent act; or

(ii) Employee breaches any term or condition of this Agreement; or

(iii) Employee willfully abandons his duties hereunder.

Upon such termination neither party hereto shall have any further duties or obligations hereunder whatsoever; provided, however, that Employee's obligations under Section 7 hereof shall survive any such termination. Upon termination of his employment with Employer, Employee shall return to Employer all data, records, customer lists, notes correspondence or any other documents or copies thereof which came into Employee's possession and are related to Employer's business.

9. Remedies. Employee acknowledges that any breach by him of the obligations set forth in Section 7 hereof would substantially and mentally impair and irreparably harm the Employer's business and goodwill; that such impairment and harm may be difficult to measure; and, therefore, total compensation in solely monetary terms may be inadequate. Consequently, Employee agrees that in the event of any breach or any threatened breach by Employee of any of the provisions of Section 7 hereof, Employer shall be entitled in addition to monetary damages or other remedies, to equitable relief, including injunctive relief, and to the payment of all costs and expenses incurred by Employer in enforcing provisions thereof, including attorneys' fees. The remedies granted to Employer in this Agreement are cumulative and are in addition to remedies otherwise available to Employer at law or equity.

10. Arbitration. Any and all claims, disputes or controversies arising out of or related to this Agreement, or the breach thereof, may be resolved by arbitration in accordance with the rules of the American Arbitration Association then in

existence. Such arbitration may be conducted by a single arbitrator. The determination or award rendered therein shall be binding and conclusive upon the parties, and judgment may be entered thereon on accordance with applicable law in any court having jurisdiction.

11. Notices. Any notice required or desired to be given hereunder shall be deemed given if in writing and sent by certified or registered mail, return receipt requested, postage prepaid, to the Employee's residence or to the Employer's principal office, as the case may be.

12. Waiver of Breach. The Employer's waiver of any breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee. No waiver shall be valid unless in writing and signed by an authorized officer of the Employer other than the Employee.

13. Assignment. The Employee acknowledges that his services are unique and personal. Accordingly, the employee may not assign his rights or delegate his duties or obligations hereunder. The Employer's rights and obligations under this Agreement shall inure to the benefit of, and shall be binding upon, the Employer's successors and assigns.

14. Entire Agreement. This Agreement represent s the full and complete expression of the agreement between employer and Employee with respect to the subject matter hereof.

15. Amending Agreement. This Agreement may not be changed orally. It may only be changed by an instrument which is signed by the party against whom or which enforcement of any waiver, change, modification, extension or discharge is sought.

16. Headings. Heading in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instruments.

18. <u>Separability and Governing Law</u>. If any portion of this Agreement shall be found to be void or unenforceable, it shall in no way affect the validity or enforceability of any other portion hereof. This Agreement shall be governed by and construed under the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day, month and year first above provided.

EMPLOYER:

SINGER FINANCIAL CORP.

BY ______________________
Paul Singer, President

EMPLOYEE:

______________________
Paul Singer

**Exhibit 10(a)**

Consent of WeiserMazars LLP

[on following page]

MAZARS

Weiser Mazars

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Singer Financial Corp.

We consent to the use in the Offering Statement of the financial statements of Singer Financial Corp. for the years ended December 31, 2011 and 2010.

WeiserMazars LLP

/s/ WeisarMazars LLP
Horsham, Pennsylvania

May 29, 2012

WeiserMazars LLP
501 Office Center Drive, Suite 300 – Fort Washington, Pennsylvania – 19034
Tel: 215.259.1000 – Fax: 215.259.1010 – www.weisermazars.com

**Exhibit 11**

Legal Opinion from Salvo Rogers & Elinski

[on following page]

LAW OFFICES
SALVO ROGERS & ELINSKI
510 TOWNSHIP LINE ROAD
SUITE 150
BLUE BELL, PENNSYLVANIA 19422

TELEPHONE 215-653-0110
FACSIMILE 215-653-0383

May 31, 2012

Board of Directors
Singer Financial Corp.
1708 Locust Street
Philadelphia, Pennsylvania 19103

Re: Registration Statement on Form 1-A

We have acted as counsel to Singer Financial Corp, a Pennsylvania corporation (the "Company"), in connection with the filing of a Registration Statement on Form 1-A (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), for sale of up to Five Million Dollars ($5,000,000) of term notes (collectively, the "Notes").

In our capacity as counsel, we are familiar with the proceedings taken by the Company in connection with the authorization, issuance and sale of the Notes. We have reviewed such documents and records as we have deemed necessary to enable us to express an opinion on the matters covered hereby.

In rendering this opinion, we have (a) assumed (i) the genuineness of all signatures on all documents examined by us, (ii) the authenticity of all documents submitted to us as originals, and (iii) the conformity to original documents of all documents submitted to us as photostatic or conformed copies and the authenticity of the originals of such copies; and (b) relied on (i) certificates of public officials and (ii) as to matters of fact, statements and certificates of officers and representatives of the Company.

With respect to our opinion that the Notes will be validly issued and binding obligations of the Company, we have assumed that such Notes will be evidenced by appropriate certificates duly executed and delivered.

Based upon the foregoing, we are of the opinion that (i) the Notes as contemplated in the Offering Circular have been duly authorized by the Company, (ii) the Notes, when issued and sold, will be validly issued, fully paid and non-assessable, and (iii) the sale and issuance of the Notes create binding obligations on the Company in accordance with the terms of the Notes.

We hereby consent to the use of this opinion as Exhibit 11 to the Offering Statement dated May __, 2012. In giving the forgoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above. The foregoing opinions relate only to matters of the internal law of the Commonwealth of Pennsylvania without reference to conflict of laws and to matters of federal law, and we do not purport to express any opinion on the laws of any other jurisdiction. We assume no obligation to supplement this opinion if, after the date hereof, any applicable laws change, or we become aware of any facts that might change our opinions, as expressed herein.

The opinion expressed herein may be relied upon by the Company in connection with the registration of the Notes, as contemplated by, and in conformity with, the Offering Statement. With the exception of the foregoing, the opinion expressed herein may not be relied upon by any other person without our prior written consent.

We express no opinion as to compliance with the securities or "blue sky" laws of any state or country in which the Notes are proposed to be offered and sold.

Very truly yours,

/s/ Salvo Rogers & Elinski
Salvo Rogers & Elinski

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on May 31, 2012.

(Issuer) Singer Financial Corp

By (Signature and Title) ____________, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____________
(Title) Paul Singer, Chief Executive Officer, Chief Financial Officer, Sole Director
(Selling security holder) ____________
(Date) ____________

*Instructions:*

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.